Exhibit 99.1

ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2012

DATED March 28, 2013

TABLE OF CONTENTS

DATE OF INFORMATION	3

FORWARD LOOKING STATEMENT	3

CURRENCY AND EXCHANGE	4

DEFINED TERMS AND ABBREVIATIONS	4

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES	4

CORPORATE STRUCTURE	5

Name, Address and Incorporation	5
Intercorporate Relationships	7

GENERAL DEVELOPMENT OF THE BUSINESS	8

Three Year History	8

DESCRIPTION OF THE BUSINESS	11

Mineral Exploration Business	11
Business of Entrée	11
Turquoise Hill, Rio Tinto and OTLLC	12
Marketed Offering	17
Agreements with Sandstorm	18
Environmental Compliance	19
Competition	21
Employees	21

MATERIAL MINERAL PROPERTIES	21

MONGOLIA	21
Lookout Hill Property	21
History	23
Property Location and Accessibility	23
Climate, Local Resources, Physiography	24
Regional Geology	24
Local Geology	25
Recent Exploration – Entree-OTLLC Joint Venture Property	25
Joint Venture Property – Mineral Resources	26
Joint Venture Property - Mineral Reserves	30
2013 Oyu Tolgoi Technical Report Development Plan	34
2013 Reserve Case	37
Entrée-OTLLC Joint Venture Future Work	41
Entrée-OTLLC Joint Venture Potential for Further Development	43
Shivee West	46
Shivee West – Exploration	46
UNITED STATES	47
Ann Mason Project	47
Project Description and Location	49
Accessibility, Climate, Local Resources, Infrastructure and Physiography	50
History	50
Geological Setting and Mineralization	51
Exploration	54

Drilling, Sampling and Analysis and Security of Samples	54
Mineral Resource Estimates	58
Geotechnical	61
Mining	62
Metallurgy and Process	63
Infrastructure and Site Layout	64
Capital and Operating Costs	66
Economic Analysis	68
Environmental	72
Near Term Exploration and Development Plans	73

NON-MATERIAL PROPERTIES	74

RISK FACTORS	75

DIVIDENDS	90

CAPITAL STRUCTURE	90

MARKET FOR SECURITIES	90

ESCROWED SECURITIES	92

DIRECTORS AND OFFICERS	92

PROMOTERS	99

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	99

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	99

TRANSFER AGENTS AND REGISTRARS	99

MATERIAL CONTRACTS	99

INTEREST OF EXPERTS	100

ADDITIONAL INFORMATION	100

APPENDIX

ENTRÉE GOLD INC.
ANNUAL INFORMATION FORM

DATE OF INFORMATION

Unless otherwise specified in this Annual Information Form (the “AIF”), the information herein is presented as at December 31, 2012, the last date of the Company’s most recently completed financial year.

FORWARD LOOKING STATEMENT

This AIF contains “forward-looking statements” and “forward looking information” (together the “forward looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995.  These forward-looking statements are made as of the date of this AIF and Entrée does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; future mineral production; costs of production and capital expenditures; the availability of project financing; future cash flows; the potential development of future phases of the Oyu Tolgoi mining complex, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit; statements concerning the expected timing of initial production from Lift 1 of the Oyu Tolgoi block underground cave mine; discussions with third parties regarding material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and the Company’s interest in the Joint Venture Property; the potential impact of amendments and proposed amendments to the laws of Mongolia; statements regarding the expected release date of the feasibility study for the Oyu Tolgoi mining complex; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; the timing and results of future resource and reserve estimates; potential types of mining operations; government regulation of exploration and mining operations; the potential for Entrée’s inclusion in the Investment Agreement or another agreement pursuant to which the Government of Mongolia directly or indirectly invests in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance. In certain cases, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information. Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the results of preliminary test work are indicative of what the results of future test work will be; that the prices of copper, gold, molybdenum and silver will remain relatively stable; the effects of general economic conditions, changing foreign exchange rates and actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with the conduct of joint ventures; recent global financial conditions; actual results of current exploration activities; changes in project parameters as plans continue to be refined; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements and information.

CURRENCY AND EXCHANGE

The Company’s financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles.

In this AIF, all dollar amounts are expressed in United States dollars unless otherwise specified.  Because Entrée’s principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses).  Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2012, the Company has not converted Canadian dollars to United States dollars for purposes of making the disclosure in this AIF.

DEFINED TERMS AND ABBREVIATIONS

As used in this AIF, the term the “Company” refers only to Entrée Gold Inc.  The terms “we”, “us”, “our” and “Entrée” mean Entrée Gold Inc. and/or one or more of its wholly-owned subsidiaries.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standards for the terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which adopts the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7.  Under SEC Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” may only be separately disclosed, have a great amount of uncertainty as to their existence, and have great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, descriptions in this AIF of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

Entrée is an exploration stage company that also has an interest in a development stage project.  Entrée is engaged in the exploration of mineral resource properties located in Mongolia, the United States, Peru and Australia.  Entrée Gold Inc.’s executive office is located at:

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: 604.687.4777
Fax:  604.687.4770
Website: www.entreegold.com.

Information contained on the Company’s website does not form part of this AIF.  The Company’s registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations.  The address of the Mongolian office is:

Suite 3A, Temple View Residence
Building #12, Jamyan Gun Street
Sukhbaatar District 1st County
Ulaanbaatar, Mongolia
Phone: 976.11.318562 / 330953
Fax:  976.11.319426

Entrée maintains an administrative office in Golden, Colorado to support United States operations at the following address:

Suite 210, 1111 Washington Avenue
Golden, CO 80401
Phone: 303.954.8752
Fax: 303.953.9401

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name “Timpete Mining Corporation”.  On February 5, 2001, the Company changed its name to “Entrée Resources Inc.”.  On October 9, 2002 the Company changed its name from “Entrée Resources Inc.” to “Entrée Gold Inc.” and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory.  On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia).

At inception the Company’s Memorandum and Articles authorized it to issue up to 20 million common shares without par value.  On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value.  On February 5, 2001, the Company subdivided its common shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million common shares without par value and simultaneously reduced its authorized capital to 100 million common shares without par value.  On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value.  On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value (the “Common Shares”).  This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.

The Company’s Common Shares traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ETG”.  The Company’s Common Shares also trade on NYSE MKT under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

Intercorporate Relationships
We conduct our business and own our property interests through the 19 subsidiaries set out in our organizational chart below.  All of our subsidiaries are 100% owned.

*The remaining 0.01% is held by Entrée Resources International Ltd.

**Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia.  A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC.  Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).  See “Description of the Business” below.

***M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project lode claims in Nevada, United States.  For details regarding Entrée’s interest in the Ann Mason Project, see “Material Mineral Properties – United States – Ann Mason Project” below.

GENERAL DEVELOPMENT OF THE BUSINESS

Entrée is an exploration stage resource company engaged in exploring mineral resource properties.  We have interests in development and exploration properties in Mongolia, the United States, Australia and Peru.  Our two principal assets are our interest in the Lookout Hill property in Mongolia and our Ann Mason copper-molybdenum project in Nevada (the “Ann Mason Project”)

The Lookout Hill property includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit, which host indicated (Hugo North Extension) and inferred mineral resources.  The indicated resource at Hugo North Extension includes a probable reserve, which is included in the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation.  Lift 1 is expected to generate first development production in 2019.  A second lift (“Lift 2”) for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

The Ann Mason Project includes the Ann Mason copper-molybdenum and the Blue Hill copper deposits, which host indicated (Ann Mason) and inferred mineral resources.  The Company reported the results of the Ann Mason deposit Preliminary Economic Assessment (“PEA”) on October 24, 2012.

If, from time to time, Entrée becomes aware of properties that are complementary to its existing projects, particularly large tonnage base and precious metal targets (or smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems) in mining friendly jurisdictions, it may negotiate and enter into agreements to acquire them.  The commodities that Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

Three Year History

Over the last three completed financial years, Entrée has assembled a large land package in the Yerington copper camp, Nevada (the Ann Mason Project), completed over 43,000 metres of drilling at the Ann Mason Project and completed a PEA on the Ann Mason copper-molybdenum deposit.  Entrée has also continued its exploration work at its Shivee West project, Mongolia.  In order to focus its resources on these two principal assets, over the last three completed financial years Entrée has divested its interest in non-material properties in China, Canada, Mongolia, Australia and the United States.

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

October 2009
The Oyu Tolgoi Investment Agreement is signed in Mongolia by the Government of Mongolia, Ivanhoe Mines Ltd. (now Turquoise Hill Resources Ltd.), Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd., subject to 10 conditions precedent to be satisfied before it is finalized, including the conversion of the Shivee Tolgoi and Javhlant exploration licences into mining licences.

Shivee Tolgoi and Javhlant (Lookout Hill) mining licences are granted to Entrée LLC.
November 2009
In order to expand its land package in the Yerington District of Nevada, the Company enters into a Scheme Implementation Agreement with PacMag Metals Limited, to acquire all of its outstanding shares and cancel all of its outstanding options through Australian Schemes of Arrangement.  PacMag Metals Limited’s principal asset is the Ann Mason copper-molybdenum deposit in  Yerington, Nevada.

January 2010
The Company announces a NI 43-101 compliant inferred resource estimate on the Ann Mason deposit, Yerington, Nevada of 810.4 million metric tonnes grading 0.40% copper, using a 0.30% copper cut-off containing approximately 7.1 billion pounds of copper.

March 2010	The Company announces an updated Heruga deposit resource estimate, Lookout Hill property, Mongolia.
The conditions precedent included in the Investment Agreement are satisfied and the Investment Agreement takes legal effect.
May 2010
The Company announces the first NI 43-101 compliant ore reserves defined on the Hugo North Extension deposit, Lookout Hill property, Mongolia and the release of the 2010 Integrated Development Plan Technical Report.  The report presents two complementary development cases:  a Reserve Case, based strictly on proven and probable mineral reserves for initial phases of the Oyu Tolgoi mining complex (including Lift 1 of the Hugo North Extension deposit); and a Life of Mine (Sensitivity) Case, which considers the potential economic viability of additional deposits and mines at Oyu Tolgoi (including Lift 2 of the Hugo North Extension deposit and the Heruga deposit).

June 2010	The Company completes its acquisition of PacMag Metals Limited, and acquires ground to the east, north and south of Entrée’s Blackjack and Roulette properties in the Yerington District of Nevada.
August 2010	Entrée acquires 51% of Honey Badger Exploration Inc.’s interest in the Blackjack property (now part of the Ann Mason Project), Yerington, Nevada.
The Company announces that a budget to commence an extensive program of exploration and infill drilling has been approved for the Ann Mason deposit in order to expand and upgrade the resource estimate.  A drilling program is also planned for Blue Hill, in order to test the extent of the shallow oxide copper mineralization.

September 2010	The Company announces the discovery of a new porphyry system on the Roulette property (now part of the Ann Mason Project), Yerington, Nevada.
November 2010
The Company announces that results of reverse circulation drilling on the Blue Hill target, Yerington, Nevada, confirm a zone of shallow copper oxide mineralization and additional deeper sulphide mineralization.

The Company announces the filing of a short form base shelf prospectus in Canada and shelf registration statement in the United States.
The Company announces new copper zones and expanded potential on its Blackjack and Roulette copper properties in Nevada.
March 2011	Mr. Alan Edwards is appointed to the Company’s Board of Directors. Mr. Edwards has extensive engineering, construction and operational experience in various jurisdictions around the world.
July 2011	Entrée acquires the balance of Honey Badger Exploration Inc.’s interest in the Blackjack property, Yerington, Nevada.
November 2011
The Company closes a marketed offering of 10,000,000 Common Shares at a price of $1.25 per Common Share.  Rio Tinto Exploration Canada Inc. exercises its pre-emptive rights in full and purchases an additional 1,482,216 Common Shares at the offering price.  Total gross proceeds from the offering are $14,352,770 and are used to fund ongoing exploration on the Ann Mason Project, Yerington, Nevada and Shivee West project, Mongolia, and for general corporate purposes.

December 2011
The Company announces that the over-allotment option has been exercised and the underwriters will purchase an additional 1,150,000 Common Shares at a price of $1.25 per Common Share.  The over-allotment closes on January 4, 2012.  Rio Tinto Exploration Canada Inc. exercises its pre-emptive rights in full and purchases an additional 170,455 Common Shares at the offering price.

January – December 2012	Through a combination of staking and purchase agreements, Entrée acquires additional key ground within and contiguous to the boundaries of the Ann Mason Project.
January 2012
The Company announces the final results of its drilling program at Shivee West, Mongolia, which targeted near-surface epithermal gold mineralization.  A new gold zone (Argo Zone) was discovered 250 metres beyond the previously known area of gold mineralization (Zone III).

February 2012
The Company announces it has retained the services of AGP Mining Consultants Inc. to begin preparation of the PEA of the Ann Mason deposit in Nevada.  A program to re-assay portions of the Anaconda historical core to provide additional gold, silver and molybdenum data is also underway.

March 2012
The Company announces the release of an updated mineral resource estimate for the Ann Mason deposit, which converts a large percentage of the previous inferred mineral resources to the indicated category and expands the overall size of the deposit.

The Company announces that it has filed an updated technical report on the Lookout Hill property, which discusses the impact on the Hugo North Extension and Heruga deposits of Oyu Tolgoi LLC’s updated mine plan for the Reserve Case.

April 2012
Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited sign a Memorandum of Understanding which establishes Rio Tinto International Holdings Limited’s support for a series of funding measures expected to cover all projected capital requirements for the Oyu Tolgoi mining complex for the next 4-5 years.  Rio Tinto International Holdings Limited also assumes responsibility for the management of all exploration work on the Lookout Hill joint venture property.

Entrée mobilizes a field crew to Mongolia to focus on geological mapping, excavator trenching and sampling in the Zone III, Argo Zone and Khoyor Mod areas.
June 2012	Turquoise Hill Resources Ltd. announces that phase 1 construction of the Oyu Tolgoi mining complex is 90% complete and that first development ore has been delivered to the crusher.
Mr. Gorden Glenn joins the Company’s Board of Directors. Mr. Glenn has over 20 years of mining exploration and investment banking experience.
October 2012	The Company announces the results of its PEA on the Ann Mason deposit, which will assist Entrée in advancing the Ann Mason Project towards development.
The Company announces the first resource estimate for the Blue Hill copper deposit, located 1.5 km northwest of the Ann Mason copper-molybdenum porphyry deposit.  The near surface, easily leachable material could enhance the entire Ann Mason Project through the potential production from copper oxide in the early stages of Ann Mason development.

November 2012
Oyu Tolgoi LLC announces that a power supply deal for the Oyu Tolgoi mining complex has been finalized.  This allowed Oyu Tolgoi LLC to complete commissioning of the ore-processing equipment on December 27, 2012, leading to the first production of copper-gold concentrate from Oyu Tolgoi LLC’s Southern Oyu open pits.  Phase 1 construction is essentially complete.

DESCRIPTION OF THE BUSINESS

Mineral Exploration Business

Entrée is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, while those engaged in the extraction of those mineral resources are in the production stage.  The Company is in the exploration stage, but has an interest in a development stage property.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g. a licence, lease or concession).  After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e. underground), and possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.

A mineral resource may be identified and estimated through exploration and sampling, and supported by a technical report prepared in accordance with NI 43-101.  A mineral resource company may then choose to have a PEA prepared, based on the mineral resource estimate.  A PEA is a study that includes an economic analysis of the potential viability of mineral resources taken at an early stage of the project.

Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the indicated or measured categories), the next step would be to undertake a prefeasibility study.  A prefeasibility study is a more comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method or pit configuration is established and an effective method of mineral processing is determined.  The prefeasibility study may demonstrate that part of the measured or indicated mineral resource is economically minable, and can be classified as a mineral reserve.

The study with the highest level of confidence is the feasibility study, which is a comprehensive technical and economic study of the selected development option which demonstrates that mining of the minerals would be economic.  The results of the study may reasonably serve as the basis for a final decision by a financial institution to finance the development of the project.

Business of Entrée

Entrée’s two principal assets are its interests in the Lookout Hill property in Mongolia, which hosts a copper-gold porphyry system, and the Ann Mason copper-molybdenum project in Nevada.

The Lookout Hill property in Mongolia is comprised of two mining licences: Shivee Tolgoi and Javhlant.  The Shivee Tolgoi and Javhlant mining licences completely surround Oyu Tolgoi LLC’s Oyu Tolgoi mining licence, and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  These deposits are located within a land area subject to a joint venture between Entrée and Oyu Tolgoi LLC (the “Entrée-OTLLC Joint Venture”).

A map that illustrates the areas of Lookout Hill more clearly and further details regarding the Lookout Hill property in Mongolia are provided under “Material Mineral Properties” below.

The Ann Mason Project in Nevada includes the 100% owned Ann Mason and Blue Hill deposits, as well as the Blackjack IP, Blackjack Oxide, Minnesota and Roulette targets.  A map which shows the Ann Mason Project location and more information about the Ann Mason Project are provided in the “Material Mineral Properties” section below.

Aside from its two principal assets, Entrée has interests in exploration properties in the United States, Australia and Peru.  Please see the “Non-Material Properties” section for more information.

Entrée’s exploration activities are under the supervision of Robert Cann, M.Sc., P.Geo., Entrée's Vice President, Exploration.  Mr. Cann is a qualified person (“QP”) as defined in NI 43-101. Mr. Cann has approved the scientific and technical information in this AIF.

All rock samples from our Mongolian properties are prepared and analyzed by SGS Mongolia LLC or Actlabs Asia LLC in Ulaanbaatar, Mongolia.  Samples from New Mexico and Nevada are analyzed at Skyline Assayers and Laboratories, Tucson, Arizona and Sparks, Nevada, at Acme Analytical Laboratories, Vancouver, British Columbia, Canada and at ALS Chemex, Sparks, Nevada.

Turquoise Hill, Rio Tinto and OTLLC

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Ivanhoe Mines Ltd. (now Turquoise Hill Resources Ltd.) (“Turquoise Hill”).  Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in a 39,807 hectare portion of the Lookout Hill property comprising the eastern portion of the Shivee Tolgoi, and all of the Javhlant mining licence (the “Joint Venture Property”).  Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement were subsequently assigned by it to what was then its wholly-owned subsidiary, Ivanhoe Mines Mongolia Inc. (now known as Oyu Tolgoi LLC) (“OTLLC”).  The Government of Mongolia (through Erdenes Oyu Tolgoi LLC) subsequently acquired from Turquoise Hill a 34% interest in OTLLC, which is also the title holder of the Oyu Tolgoi mining licence located adjacent to, and surrounded by, the Lookout Hill property.

As part of its earn-in obligations under the Earn-In Agreement, OTLLC undertook an exploration program which established the presence of two significant deposits on the Joint Venture Property: the Hugo North Extension deposit and the Heruga deposit.  These deposits form the northernmost and southernmost parts of the Oyu Tolgoi mining complex, which is a series of deposits containing copper, gold, silver and molybdenum.  The deposits stretch over 12 kilometres (“km”), from the Hugo North Extension deposit on the Joint Venture Property in the north, through the Hugo North and Hugo South deposits and Southern Oyu deposits on OTLLC’s Oyu Tolgoi licence, to the Heruga deposit on the Joint Venture Property in the south (Figure 1).  The Hugo North Extension deposit is within the Shivee Tolgoi mining licence and the Heruga deposit is within the Javhlant mining licence.

Figure 1 - Idealized Profile of Heruga, Southern Oyu and Hugo Dummett Deposits (Section Looking West)

Additional information regarding the Joint Venture Property is discussed under “Material Mineral Properties” below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property.  As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres (“m”) from the Joint Venture Property and a 70% interest in all minerals extracted from surface to a depth of 560 m from the Joint Venture Property.  In accordance with the Earn-In Agreement, Entrée and OTLLC formed the Entrée-OTLLC Joint Venture on terms annexed to the Earn-In Agreement.

Under the terms of the Entrée-OTLLC Joint Venture, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.  The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses.  Since formation, and as of December 31, 2012, the Entrée-OTLLC Joint Venture has expended $25.5 million to advance the Joint Venture Property.  As of December 31, 2012, OTLLC has contributed on Entrée’s behalf the required cash participation amount of $5.6 million, equal to 20% of the $25.5 million incurred to date, plus interest at prime plus 2%.

Entrée and OTLLC have established and appointed representatives to a management committee, to determine overall policies, objectives, procedures, methods and actions of the Entrée-OTLLC Joint Venture.  The management committee generally meets quarterly.  As manager, OTLLC has certain powers and duties, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences.  In addition, OTLLC prepares proposed programs and budgets and submits them to the management committee for review and consideration.  Either joint venture participant may propose modifications or reject any or all of the components of the proposed program and budget, in which case the manager will work with the participants to complete a program and budget acceptable to both participants.  Entrée and OTLLC have votes on the management committee in proportion to their respective interests in the Entrée-OTLLC Joint Venture.  Decisions are made by a simple majority vote.

At December 31, 2012, Turquoise Hill owned approximately 10.7% of the Company’s issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement (9.4% as at March 28, 2013).

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto Exploration Canada Inc. (formerly Kennecott Canada Exploration Inc.) took part in a private placement in the Company and became its then largest shareholder.  The terms of the equity participation agreement provide that in the event the Company undertakes an equity financing, Rio Tinto Exploration Canada Inc. has pre-emptive rights to maintain its ownership percentage in the Company (unless and until such time as its proportionate share falls below 10% of the issued and outstanding Common Shares or it fails to exercise its pre-emptive rights in full).  On August 2, 2012, Rio Tinto Exploration Canada Inc. assigned its shares and its pre-emptive rights to Rio Tinto International Holdings Limited (“Rio Tinto”).  On March 1, 2013, Rio Tinto’s pre-emptive rights terminated when it elected not to exercise its pre-emptive rights in connection with a private placement of Common Shares to Sandstorm Gold Ltd.

Following Rio Tinto Exploration Canada Inc.’s investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares.  On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%.  At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill.  At December 31, 2012, Rio Tinto directly owned approximately 12.9% of the Company’s issued and outstanding Common Shares (11.3% as at March 28, 2013).  When combined with the Common Shares owned by Turquoise Hill, at December 31, 2012 Rio Tinto beneficially owned approximately 23.6% of the Company’s issued and outstanding Common Shares (20.7% as at March 28, 2013).

Heads of Agreement and Memorandum of Agreement

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement") which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi mining complex, among other things.  Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the “Shareholder Agreement”) dated June 8, 2011) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi mining complex, which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi mining complex. The parties also agreed that a new thirteen-member board of directors of Turquoise Hill would be formed, comprised of eleven Rio Tinto-nominated directors (six of whom are independent) and two directors nominated by Robert Friedland (one of whom is independent). Senior executives of Turquoise Hill also resigned and were subsequently replaced by Rio Tinto nominees. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property.  Rio Tinto prepares all programs and budgets for approval by the OTLLC board, before submission to the Entrée-OTLLC Joint Venture management committee.

Oyu Tolgoi Phase 1 Development and Phase 2 Feasibility Study

Turquoise Hill has reported that overall construction of the first phase of the Oyu Tolgoi mining complex (the Southern Oyu open pits) was 99% complete at the end of 2012.  On November 5, 2012, Turquoise Hill announced that OTLLC has signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply initial power to the mine.  Finalization of the power purchase agreement enabled OTLLC to complete commissioning of the ore-processing equipment on December 27, 2012.  First ore was processed through the concentrator on January 2, 2013 and the production of first copper-gold concentrate followed on January 31, 2013.  Turquoise Hill has stated that phase 1 commercial production from the Southern Oyu open pits is expected to be reached by the end of June 2013, subject to the resolution of certain issues being discussed with the Government of Mongolia (see “Investment Agreement and the Mongolian Government” below).

On February 14, 2013, Turquoise Hill announced that the feasibility study for the expansion of operations of Oyu Tolgoi (including Lift 1 of the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit) is expected to be completed in the first half of 2014, as Turquoise Hill continues to pursue value engineering and optimization.

On March 25, 2013, Turquoise Hill announced that project financing for the Oyu Tolgoi mining complex continues to progress with the boards of the European Bank of Reconstruction and Development and the International Finance Corporation approving their respective participation in late February.  Bids have been received from a number of banks that would allow Turquoise Hill to achieve its project financing target of $3 billion to $4 billion and discussions are ongoing with the lenders to finalize the terms of those offers.  The project financing is subject to the unanimous approval of the OTLLC board of directors which includes representatives from the Government of Mongolia.  Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

Investment Agreement and the Mongolian Government

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011.  These amendments allowed the Mongolian Government, Turquoise Hill, OTLLC and Rio Tinto to conclude the negotiations necessary to finalise an investment agreement on the Oyu Tolgoi mining complex (the “Investment Agreement”).

On October 6, 2009, Turquoise Hill, OTLLC and Rio Tinto signed the Investment Agreement with the Mongolian Government.  Notwithstanding the fact that Entrée is not a party to the Investment Agreement, the contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OTLLC Joint Venture.  The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement coming into effect.  The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Investment Agreement took legal effect on March 31, 2010.

The Investment Agreement regulates the relationship among the signatories and stabilises the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi mining complex, which includes the Joint Venture Property.  The Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Joint Venture Property) through its subsidiary Erdenes Oyu Tolgoi LLC.

Since Entrée itself is not a party to the Investment Agreement, Entrée does not have any direct rights or benefits under the Investment Agreement, and Entrée’s interest in the Joint Venture Property is not subject to the Investment Agreement.  OTLLC has agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement.  In order to become a party to the Investment Agreement or a similar type of agreement with the Government of Mongolia, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée’s interest in the Joint Venture Property, or the scope of the lands to be covered by the Investment Agreement or similar type of agreement.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi mining complex.  These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi mining complex.  A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi mining complex.  These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex.  Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement.  If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175.  While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated.  As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

On May 17, 2012, the Mongolian Parliament adopted the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance (“SEFIL”), which regulates investment by foreign investors and state owned legal entities into sectors of strategic importance, including minerals.  The full impact of SEFIL is not yet known as there is a lack of clarity in many of the provisions and some of the regulations setting out the procedure for reviewing requests and making decisions in accordance with SEFIL have not yet been formalized.

On December 7, 2012, the Office of the President of Mongolia published a draft revised Minerals Law, which proposes to introduce a new regulatory regime with new legal concepts.  The draft law reaffirms the existing list of strategic deposits approved by Parliamentary Resolution #27 dated February 6, 2007, and provides for “mining agreements” to be entered into between the Government of Mongolia and holders of licences covering strategic deposits.  Under these mining agreements, the Mongolian State has the right to take an equity interest in the licence holder for no consideration.  The draft law also provides: that licence transfer agreements will only be valid upon registration with the Mineral Resources Authority (“MRAM”) and state-owned entities shall have a pre-emptive right to licences being transferred; for more extensive grounds under which licences may be revoked; and that not less than 34% of the equity in a foreign-invested mining licence holder must be held by a Mongolian citizen.  As currently drafted, the draft law does not provide for any transitional provisions relating to existing licences nor the rights and obligations of licence holders under the existing system.  It is expected that a new working group will be formed to further develop the draft law before it is submitted to Parliament, sometime after the spring session.

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement.  In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement and Shareholder Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance.  According to Turquoise Hill, it and Rio Tinto continue to have productive discussions with the Government of Mongolia with a goal of resolving the issues in the near term.  On February 28, 2013, the OTLLC board of directors approved continued funding to progress the Oyu Tolgoi project as discussions with the Government of Mongolia proceed.  Turquoise Hill has stated that phase 1 commercial production from the Southern Oyu open pits is expected to be reached by the end of June 2013, subject to the resolution of the issues being discussed with the Government.

In October 2012, Turquoise Hill, Rio Tinto and OTLLC rejected a request from the Government of Mongolia to renegotiate the Investment Agreement.  The rejection followed the receipt of a letter from the Minister of Mining requesting the parties to renegotiate the Investment Agreement.

In its proposed 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi.  However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi.  Turquoise Hill has stated that any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.  Regardless, as Entrée is not a party to the Investment Agreement, there can be no assurance that Entrée will be entitled to stability with respect to taxes payable.

In October 2011, the Mongolian Government reaffirmed that the Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

On February 27, 2013, notice (the “Notice”) was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy (the “2009 Order”) registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended.  The mining licences have not been revoked or cancelled.  Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or lease of the licences, including by filing an official complaint with the Prime Minister asking him to amend Order No. 43 and an official compliant with the Head of MRAM asking him to revoke the Notice.

Marketed Offering

On November 23, 2011, the Company entered into an underwriting agreement and filed a final prospectus supplement to its short form base shelf prospectus, in connection with a marketed offering of its Common Shares (the “Offering”). The underwriters agreed to purchase 10,000,000 Common Shares at a price of C$1.25 per Common Share (the “Offering Price”) for gross proceeds of C$12,500,000.  The Company also granted the underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 1,500,000 Common Shares at the Offering Price, exercisable for a period of 30 days following closing.  The Offering closed on November 30, 2011.  Rio Tinto Exploration Canada Inc. exercised its pre-emptive rights in full and purchased an additional 1,482,216 Common Shares of the Company at the Offering Price.  Gross proceeds from the Offering (including the exercise of Rio Tinto Exploration Canada Inc.’s pre-emptive rights) were C$14,352,770.  The net proceeds were used to fund ongoing exploration on the Ann Mason Project in Nevada and Shivee West project in Mongolia, and for general corporate purposes.

On December 30, 2011, the Company announced that the underwriters had exercised the Over-Allotment Option.  On January 4, 2012, the underwriters purchased 1,150,000 Common Shares at the Offering Price pursuant to the exercise of the Over-Allotment Option.  Rio Tinto Exploration Canada Inc. exercised its pre-emptive rights in full and purchased an additional 170,455 Common Shares at the Offering Price.  Gross proceeds from the exercise of the Over-Allotment Option (including the exercise of Rio Tinto Exploration Canada Inc.’s pre-emptive rights) were C$1,650,569.

Agreements with Sandstorm

Equity Participation and Funding Agreement

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the “Funding Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”).  Pursuant to the Funding Agreement, Sandstorm provided a $40 million deposit (the “Deposit”) to the Company.  In return, the Company will use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm’s metal account.

Since Entrée’s first production payments are expected to come from its interest in the Joint Venture Property, the amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of production from the Joint Venture Property.

Under the Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	25.7% and 33.8% of Entrée’s share of gold and silver by-products produced from the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, respectively; and

•	2.5% of Entrée’s share of copper produced from the Joint Venture Property.

In addition to the Deposit, upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce (“/oz”) of gold, $5 per ounce of silver and $0.50 per pound (“/lb”) of copper (subject to inflation adjustments).  After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Joint Venture Property, the cash payment will be increased to the lesser of the prevailing market price or $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments).  To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Funding Agreement, the Company has granted to Sandstorm a right of first refusal, subject to certain exceptions, on future production-based funding agreements.  The Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default.  The initial term of the Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In the event of a partial expropriation of Entrée’s interest in the Joint Venture Property, which is not reversed during the abeyance period provided for in the Funding Agreement, the Company will be required to return a pro rata portion of the Deposit (the amount of the repayment not to exceed the amount of the Unearned Balance).  In the event of a full expropriation, the full amount of the Unearned Balance must be returned with interest.

Private Placement

On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million.  Following the closing of the private placement, Sandstorm holds approximately 12.2% of the Company’s issued and outstanding shares, and Rio Tinto and Turquoise Hill hold approximately 11.3% and 9.4% of the Company’s issued and outstanding shares, respectively.

Under the Funding Agreement, Sandstorm agreed that it will vote its Common Shares of the Company as the Company’s Board of Directors (the “Board”) specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Funding Agreement.

Royalty Agreement

Pursuant to a royalty agreement dated February 14, 2013 between Sandstorm and Entrée, Sandstorm purchased a 0.4% net smelter return (“NSR”) royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada.  Consideration for the royalty was $5 million.  In addition, Entrée granted to Sandstorm a right of first refusal in the event Entrée wishes to enter into a future royalty or streaming agreement on the Ann Mason Project.

Environmental Compliance

Entrée’s current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Entrée management expects to be able to comply with those laws and does not believe that compliance will have a material adverse effect on our competitive position.  Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities.  Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

Mongolia

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law.  These obligations include: preparation of an Environmental Impact Assessment (“EIA”) for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo Soums, for restoration and environmental management works required for exploration work undertaken at Shivee West.  The environmental bond requirements were changed with the 2006 amendments to the Minerals Law, with the bonds now required to be paid to the government ministry in charge of environment.  Entrée is awaiting the implementation of administrative procedures for the new bonding requirements prior to transferring the bonds to the government ministry in charge of environment.  Entrée pays to the local soums annual fees for water, land and road usage.

Environmental bonds remain in place at Bayan-Ovoo and Khanbogd soums equal to approximately $930 and $1445 respectively.  These bonds cover current environmental liabilities.  These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soum.

Development and exploration on the Joint Venture Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.

Ann Mason Project, Nevada

Exploration permits issued by the Federal Bureau of Land Management (“BLM”) and Nevada Department of Environmental Protection (“NDEP”) are required for all exploration operations that include drilling or result in surface disturbance.  Reclamation bonds remain in place until all reclamation work is complete and the Nevada Bureau of Mining Regulation and Reclamation (“BMRR”) of the NDEP has signed off on re-vegetation of drill sites and access roads.

In December 2007, a Plan of Operations (the “PoO”) and application for a Nevada Reclamation Permit (the “Permit”) was submitted by M.I.M. (U.S.A.) Inc. (“MIM”) to the NDEP, the BMRR and the BLM.  The PoO was revised in March 2009 and covers the area surrounding the Ann Mason deposit.

In conjunction with the PoO submittal, MIM retained the BLM and Enviroscientists Inc. of Reno, Nevada to conduct an Environmental Assessment in 2009.  The Environmental Assessment was completed in December 2009.  The “Finding of No Significant Impact and Decision Record” approving the PoO is dated January 19, 2010.  The PoO allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.

A phased cash bond, in the amount of $84,132, paid by MIM, was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totalling 19.11 acres.  Following the acquisition of MIM by the Company in June 2010, a Change of Operator form was filed with the BLM.  Effective August 3, 2010, Entrée Gold (US) Inc. (“Entrée US”) was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an Amendment (“Amendment #1”) to the PoO and minor modification to the Permit to the BLM and BMRR.  In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres, or exploration techniques.  On June 28, 2011, the BLM Sierra Front Field Office approved Amendment #1 and the amount of the financial guarantee for surface disturbance totalling 19.11 acres was increased to $147,568.  To cover the financial guarantee, an additional bond, in the amount of $63,436 and posted by Entrée US in the form of a Certificate of Deposit, was accepted by the Nevada State Office of the BLM on July 5, 2011.

Two other areas within the Ann Mason Project were originally permitted for exploration by Entrée US, through Notices of Intent.  The first permitted area is west and northwest of the PoO area.  A cash bond, in the amount of $51,051, paid by Entrée US, was accepted by the Nevada State Office of the BLM on May 3, 2010. The notice allows for a maximum disturbance of 5 acres.  All surface disturbance related to drilling and access roads for drilling has been re-contoured and re-seeded.  The second permitted area is located on the unpatented lode mining claims formerly known as the Roulette property.  A notice was submitted by Bronco Creek Exploration Inc. (“Bronco Creek”) to the BLM to conduct exploration trenching and drilling and a cash bond, in the amount of $27,113, paid by Bronco Creek and reimbursed by Entrée US, was accepted by the Nevada State Office of the BLM on May 10, 2010.  Entrée US was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée US.  The notice allows for a maximum disturbance of 5 acres.

These notices are now beyond the initial two year exploration time period.  Continued exploration of these target areas will require an amendment to the Ann Mason PoO.  Entrée is currently preparing an application to amend the Ann Mason PoO to be submitted to the BLM and the NDEP.

In addition, two areas within the Ann Mason Project were permitted for exploration through notices submitted by MIM prior to the Company’s acquisition of MIM.  Notices of Intent for work on the Ludwig and Minnesota targets conducted by MIM remain open pending clearance of the reclamation work by the BLM.  MIM posted reclamation bonds in the amount of $11,017 for Ludwig and $12,100 for Minnesota.  Both bonds are administered through the State of Nevada reclamation bond pool.  Entrée US has completed surface reclamation and re-seeding on both targets and is working to have them cleared by the BLM.

Competition

The mineral exploration, development, and production industry is largely unintegrated.  We compete with other exploration companies looking for mineral resource properties, the resources that can be produced from them and in hiring skilled professionals to direct related activities.  While we compete with other exploration companies in the effort to locate and licence mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible.  Readily available markets exist world-wide for the sale of copper, gold and other mineral products.  Therefore, we will likely be able to sell any copper, gold or mineral products that we are able to identify and produce.  Our ability to be competitive in the market over the long term is dependent upon our ability to hire qualified people as well as the quality and amount of mineralization discovered, cost of production and proximity to our market.  Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

Employees

At December 31, 2012, we had 72 employees working for us in Canada, Mongolia and the United States.  14 employees are based in Vancouver, 8 employees were based in Ulaanbaatar, Mongolia, and 36 employees are based at our field camp in the southern Gobi desert.

In the United States, Entrée has 14 full time employees.  The field operations are headed by an Exploration Manager who is supported by 3 geologists, 4 core technician, and 2 administrative staff. None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

MATERIAL MINERAL PROPERTIES

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration of copper, gold and molybdenum prospects.  Entrée’s expertise is in acquiring prospective ground and exploring for deep and/or concealed porphyry deposits.

Entrée has interests in two material properties.  The first, the Lookout Hill property in Mongolia, forms an integral part of the Oyu Tolgoi mining complex, part of a developing copper camp in southern Mongolia.

Entree’s other material property, the Ann Mason Project in Nevada, includes the 100% owned Ann Mason porphyry deposit, which hosts indicated and inferred mineral resources; the Blue Hill deposit, which is located approximately 1.5 km northwest of the Ann Mason deposit and hosts inferred mineral resources; and the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.

MONGOLIA

Lookout Hill Property

Lookout Hill is comprised of two mining licences: Shivee Tolgoi and Javhlant.  Shivee Tolgoi and Javhlant completely surround OTLLC’s Oyu Tolgoi mining licence and host the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposits respectively.  The licences are held by our wholly owned subsidiary, Entrée LLC.

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée-OTLLC Joint Venture as follows:

•
The Entrée-OTLLC Joint Venture covers 39,807 hectares (“ha”) consisting of the eastern portion of the Shivee Tolgoi and all of the Javhlant mining licences.  The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds OTLLC’s Oyu Tolgoi mining licence.  The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit.  OTLLC is the manager of the Entrée-OTLLC Joint Venture.

•
The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property (“Shivee West”) covers an area of 35,173 ha.  Shivee West is 100% owned by Entrée but is subject to a first right of refusal by OTLLC.

The illustration below depicts the different areas of Lookout Hill:

Figure 2 – Shivee West and Joint Venture Property

The Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009 as a condition precedent to the Investment Agreement. The total estimated annual fees in order to maintain both the licences in good standing are approximately $1.1 million, of which OTLLC is responsible for approximately $500,000.

A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).  After issuance of a mining licence, holders are required to pay to the Mongolian Government a licence fee of $15.00 per hectare per year for gold or base metal projects.

The following table is a summary of the Lookout Hill mining licences and their renewal status:

Name of Property	Licence Number	Date Granted	Renewal Date	Expiration Date
Javhlant	15225A	October 27, 2009	October 27, 2039	TBD
Shivee Tolgoi	15226A	October 27, 2009	October 27, 2039	TBD

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo) North Extension and Heruga reserves.  The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended.  The mining licences have not been revoked or cancelled.  Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or lease of the licences, including by filing an official complaint with the Prime Minister asking him to amend Order No. 43 and an official compliant with the Head of MRAM asking him to revoke the Notice.

Turquoise Hill announced the release of its Oyu Tolgoi 2013 Technical Report (“2013 OTTR”) in March 2013. The 2013 OTTR is based on the technical, production and cost information contained in the OTLLC study prepared by OTLLC for project financing of the Oyu Tolgoi project from international financial institutions.

On April 2, 2013, the Company filed an updated technical report titled “Technical Report 2013 on the Lookout Hill Property” (“LHTR13”).  LHTR13 is dated March 28, 2013 and was prepared by AMC Consultants Pty Ltd (“AMC”) in Adelaide, Australia, a QP as defined in NI 43-101.  Unless stated otherwise, information in this AIF of a scientific or technical nature regarding the Lookout Hill property is summarized, derived or extracted from LHTR13.  For a complete description of the assumptions, qualifications and procedures associated with the information in LHTR13, reference should be made to the full text of LHTR13, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

History

Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. (“Mongol Gazar”) in 2002, to acquire three exploration licences.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government in March and April of 2001.  In September 2003, Entrée entered into a purchase agreement with Mongol Gazar and its affiliate MGP LLC, which replaced the option agreement.

The Shivee Tolgoi and Javhlant exploration licences, which form the Lookout Hill property, were converted to mining licences in October 2009.  The third exploration licence, Togoot, was converted to a mining licence in June 2010, and was subsequently sold by Entrée in November 2011 to an arm’s length private Mongolian company.

Property Location and Accessibility

Lookout Hill is located within the Aimag of Omnogovi (also spelled Umnogobi) in the South Gobi region of Mongolia (an “Aimag” is the local equivalent of a state or province), about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China.

The city of Ulaanbaatar has the nearest international airport to the property with regularly scheduled commercial flights from various Asian destinations.  The flying times from Seoul, Korea and Beijing, China to Ulaanbaatar are about 2.5 and 1.5 hours, respectively.  Access to the project by road is possible year round; however, the unpaved road is in poor condition.  Short periods of no road access can occur, due to frequent heavy winds and dust storms, or more rarely, snowstorms in the winter.  The driving time for the trip from Ulaanbaatar by 4 wheel drive truck to the site is approximately 10 to 12 hours.

Alternatively, access is possible by air, to the Khanbumbat permanent airport at the north boundary of the Shivee Tolgoi licence.  Although the airport is currently designated for use only by OTLLC, Entrée personnel are permitted to occasionally use charter aircraft to arrive at the site.  Flying time from Ulaanbaatar is approximately 1.5 hours.

There are few inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

Entrée periodically engages in small programs of basic infrastructure improvements to assist the nearby communities in the vicinity of the project.  In addition, Entrée maintains close contact with the district officials as part of its community relations efforts.

Climate, Local Resources, Physiography

The property is located in the southern Gobi desert near elevation 1180 metres above sea level (“masl”).  The surrounding topography is very flat with low rising hills up to elevation 1350 masl within 40 km of the site.  The main regional drainage is the Umdai River, which flows southward during periods of rainfall.  The Oyu Tolgoi mining complex area is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year.

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters.  The average annual precipitation is approximately 80 millimetres (“mm”), 90% of which falls in the form of rain with the remainder as snow.  Snowfall accumulations rarely exceed 50 mm.  Maximum rainfall events of up to 43 mm have been recorded for short-term storm events.  In an average year, rain falls on only 25 to 28 days and snow falls on 10 to 15 days.  Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the property.

Temperatures range from an extreme maximum of about 36 degrees celcius (“°C”) to an extreme minimum of about -31°C.  The air temperature in wintertime fluctuates between -5°C and -31°C.  In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site.  Very high winds are accompanied by sand storms that often severely reduce visibility for several hours at a time.  The records obtained from nine months of monitoring at the Oyu Tolgoi weather station show that the average wind speed in April is 5.5 metres per second (“m/s”).  However, windstorms with gusts of up to 40 m/s occur for short periods.  Winter snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year.  Spring dust storms are far more frequent, and these can continue through June and July.

The flora in the Lookout Hill property  area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone.  Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the mining licence area.

Regional Geology

The Lookout Hill property lies within the Palaeozoic age Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces.  The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages.  The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition.  Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays in the project area, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and northwest.

Local Geology

Porphyry copper-gold deposits at Oyu Tolgoi occur along a north-northeast corridor with Hugo North Extension at the north end and the Heruga deposit at the south end. Mineralization is related to Devonian quartz monzodiorite intrusions and associated quartz stockwork. The individual deposits have varied characteristics in regard to host rock, intrusive bodies, sulphide mineralogy, grade, and alteration.

The pre-Carboniferous (probably Devonian) stratigraphy of Oyu Tolgoi consists of massive augite basalt, conglomerate, dacitic tuffs, and siltstones, which are overthrust by the “Heruga sequence”, comprising basaltic flows, volcaniclastic rocks, and siltstones. Only the lower parts of the Devonian sequence host porphyry mineralization and associated alteration. The Carboniferous Sainshandhudag Formation unconformably overlies the older rocks. Major Carboniferous or younger faults disrupt the mineralized corridor and bound the western side of most deposits

The Hugo North Extension deposit within the Joint Venture Property contains copper-gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper (“Cu”)) and is zoned outward to chalcopyrite (to zones averaging around 2% Cu for the high-grade chalcopyrite dominant mineralization).

The Heruga deposit contains copper–gold-molybdenum porphyry style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

Recent Exploration – Entree-OTLLC Joint Venture Property

In 2010, surface work comprising deep penetrating proprietary induced polarization (“IP”) surveying and drilling was completed on both licences comprising the Joint Venture Property.

On the Shivee Tolgoi licence in 2010, IP surveying was extended north to cover the Ulaan Khud prospect located approximately 7 km northwards of the Hugo North Extension deposit.  Previous shallow drilling in this area outlined a low grade copper occurrence in a geological setting similar to that of the Oyu Tolgoi mineralization.  North of the Hugo North Extension, four deep core holes totalling 6,601 m were completed along the projected extension of the Oyu Tolgoi Trend between Hugo North Extension deposit and Ulaan Khud, and further north near the new airport.  A fifth hole, started in 2010 and completed in 2011, was drilled 650 m north from Hugo North Extension.  None of these holes were successful at reaching the planned target.  Condemnation drilling consisting of two 200 m reverse circulation (“RC”) holes was also completed over the International Airport Area at the north boundary of Shivee Tolgoi.

During 2011, a total of 7,660 m of drilling was completed on the Shivee Tolgoi mining licence in three sections located 350 m, 800 m and 2.4 km north of the Hugo North Extension deposit. On the two southern sections, most holes failed to intersect significant mineralization or only intersected narrow slivers of weakly-mineralized host rocks below 2,000 m. The drilling showed that if there is a northern extension of the Hugo North Extension deposit it would be down-dropped by faulting to depths greater than 2,000 m. On the section 2.4 km to the north of Hugo North Extension, only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450 m.

During 2011, 10 geotechnical holes were completed to test the geotechnical character of Lift 1 at Hugo North and to test the area of a planned shaft to the west of Hugo North Extension.

On the Javhlant licence in early 2010, two core holes were completed on Heruga Southwest, located approximately 5 km southwest of the Heruga orebody.  EJD0035A intersected 56 m grading 0.6% copper at a depth of approximately 1400 m in Devonian-aged volcanics.  The second hole entered a younger Carboniferous-aged intrusion before intersecting mineralization.

In 2011, four holes totalling approximately 7,228 m of drilling were completed on Javhlant.  EJD0037 tested a geophysical/geochemical target near Southwest Heruga.  The hole collared in Devonian volcanics and intersected 24 metres of 0.15% Cu and 0.08 g/t gold (“Au”) from 278 m.  EJD0038 tested the Heruga Southwest target, previously tested by EJD0035A.  Within a 220-metre-thick, weakly mineralized zone, the best assay interval was four metres of 0.11 g/t gold and 1.05% copper at 2,110 to 2,114 metres.  Two of the holes (EJD0039 and -0040) tested geophysical targets to the west of Heruga and intersected weak to no mineralization.

During the year ended December 31, 2012, six holes totaling 10,237 m were completed on the Javhlant licence. Two of the holes (EJD0039 and 0040) tested geophysical targets to the west of Heruga and intersected weak to no mineralization. Two additional holes (EJD0034A and 0045) tested the east side of Heruga. Hole 0045 did not reach the planned target due to unexpected faults, while 0034A, a daughter hole beneath EJD0034, intersected 590 m of 0.33% copper, 0.70 g/t Au and 56 parts per million (“ppm”) molybdenum (“Mo”). The fifth hole tested an induced polarization-gravity ("IP-gravity") target, located 2 km to the east of Heruga, and did not return any significant results. A sixth hole (EJD0043) tested the south extension of the Heruga Southwest zone but was terminated after entering barren Carboniferous granodiorite.

In mid-December 2012 a new drill hole was collared at the north end of Heruga on the Javhlant licence but directed northwest onto the Oyu Tolgoi licence. In early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1500 metres and still above the mineralized zone.

Diamond drilling of a Cretaceous covered area above an IP-gravity target, located 7 km north of Hugo North Extension and to the west of Ulaan Khud, commenced late June 2012 and was completed July 31, 2012. Fifty-two shallow holes totaling 3,327 metres were completed on 165 to 330 metre spacing. Results will be used for geological modeling and for locating subsequent diamond drill holes. The best assay result from this shallow drilling was 11.1 metres averaging 0.15% copper with 0.26 g/t gold (from 52 metres depth).

A new drill hole (EGD157) located 750 metres north of Hugo North Extension was commenced September 12, 2012 and terminated December 10 at 2,380 metres without intersecting significant mineralization.

In December 2012, two drillholes totalling 942 metres were completed to test targets generated by the shallow drilling of the Cretaceous covered area. Neither hole intersected significant mineralization.

Joint Venture Property – Mineral Resources

The following Table 1 summarizes the mineral resources for the Hugo North Extension deposit and the Heruga deposit as reproduced in LHTR13.  The resource estimate for the Hugo North Extension deposit is effective as of February 20, 2007 and is based on drilling completed to November 1, 2006.  The Heruga mineral resource estimate is effective as of March 30, 2010. Scott Jackson, F.AusIMM of Quantitative Group Pty Ltd ("QG") in Perth acts as QP for both the Hugo North Extension and Heruga resource estimates.

The base case copper equivalent (“CuEq”) grade assumptions for each deposit were determined using operating cost estimates from the mineral reserves.  The base case CuEq cut-off grade assumptions for each deposit were determined using cut-off grades applicable to mining operations exploiting similar deposits.  The CuEq cut-off applied for underground resources was 0.37%.

Table 1 Entrée-OTLLC Joint Venture Mineral Resources (0.37% CuEq cut-off)
Deposit	Tonnage (Mt)	Copper (%)	Gold (g/t)	Silver (g/t)	Molybdenum (ppm)	CuEq (%)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North Extension)	132	1.65	0.55	4.09	35.7	2.00
Inferred Shivee Tolgoi (Hugo North Extension)	134	0.93	0.25	2.44	23.6	1.09
Heruga Deposit
Inferred Javhlant (Heruga)	1,824	0.38	0.36	1.35	110	0.67

Deposit	Contained Metal
	Copper (Mlb)	Gold (Moz)	Silver (Moz)	Molybdenum (Mlb)	CuEq (Mlb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North Extension)	4,800	2.32	17.4	10.4	5,810
Inferred Shivee Tolgoi (Hugo North Extension)	2,760	1.08	10.5	7.0	3,230
Heruga Deposit
Inferred Javhlant (Heruga)	15,190	21.2	79.4	444	26,850

Notes:
•
CuEq has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10.00 for molybdenum.  The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively.  CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.  Silver is not included in the CuEq calculation.

•	The contained copper, gold and molybdenum in the tables have not been adjusted for metallurgical recovery.
•	The 0.37% CuEq cut-off is highlighted as the base case resource for underground bulk mining.
•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
•
The Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC.  Entrée will receive 20% of cash flows after capital and operating costs for material originating below 560 m, and 30% above this depth.

Hugo North Extension Deposit

The Hugo North Extension mineral resource estimate was produced in 2007 in conformance with NI 43-101, was reviewed independently for Entrée by QG in 2008 and remains unchanged in LHTR13.  However, the base case cut-off has been lowered from 0.6% CuEq to 0.37% CuEq resulting in new base case tonnages and grades.  Full details are contained in LHTR13, which is available at www.sedar.com.

The Hugo North Extension deposit within the Joint Venture Property contains copper–gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The copper sulphides in the high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite.  Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% copper) and is zoned outward to chalcopyrite (to zones averaging around 2% copper for the high–grade chalcopyrite dominant mineralization).  Bornite and chalcopyrite are important copper bearing minerals that contain approximately 63% and 35% copper (respectively) in their crystal structure.  High grade gold values within the Hugo North Extension mineralized system are associated with the presence of bornite.

Geological models were constructed by OTLLC using lithological and structural interpretations completed in late 2006.  QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software.  Industry accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

The mineral resources were classified using logic consistent with the CIM definitions required by NI 43–101.  Inspection of the model and drill hole data on plans and sections showed geological and grade continuity.  When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as indicated resources if they fell within the current drill hole spacing, which is on 125 x 70 m centres.  Blocks were assigned to the inferred resource category if they fell within 150 m of a drill hole composite.

The base case copper equivalent cut-off grade assumptions for the Hugo North Extension deposit were determined using operating cost estimates from similar deposits.

Heruga Deposit

The Heruga mineral resource estimate was updated in March 2010 and remained unchanged in LHTR13.  However, the base case cut-off has been lowered from 0.6% CuEq to 0.37% CuEq resulting in new base case tonnages and grades.  Full details are contained in LHTR13, which is available at www.sedar.com. This estimate is in conformance with the CIM mineral resource and mineral reserve definitions referred to in NI 43-101.  The mineral resource estimate was prepared under the supervision of Scott Jackson of QG in Perth.   The Heruga deposit within the Joint Venture Property contains copper–gold-molybdenum porphyry style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.  The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks.  Internally, these blocks appear relatively undeformed, and consist of southeast-dipping volcanic and volcaniclastic sequences.  The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization.  The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed OTLLC’s quality assurance/quality control (“QA/QC”) procedures in 2008 and 2009 and found them to be followed and to exceed industry standards.

The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including daughter holes, totalling 58,276 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels.  Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga.  In addition, there is a significant carapace-like zone of molybdenum mineralization (100 ppm to 1000 ppm) in the form of molybdenite.

A close-off date of May 31, 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.  The effective date for Heruga is March 30, 2010.

OTLLC created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit.  To assist in the estimation of grades in the model, OTLLC also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated.  Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralisation faults.  For copper, a single grade shell at a threshold of 0.3% copper was used.  For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t.  For molybdenum, a single shell at a threshold of 100 ppm was constructed.  Silver was estimated using the copper domains. These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan.  The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by OTLLC using Datamine® commercial mine planning software.  The methodology was very similar to that used to estimate the Hugo North deposit (including Hugo North Extension).  Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging.  Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down-hole composites; block sizes were 20 x 20 x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the OTLLC model.  Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters.  Silver was estimated with the same variograms as copper. QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by OTLLC.

The mineral resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43–101.  Blocks within 150 m of a drill hole were initially considered to be inferred.  A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.

Sampling, Analysis and Security – Joint Venture Property

Currently, split core samples are prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia. The prepared pulps are then shipped by air under the custody of OTLLC to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia.

The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (“SRM”) samples (one less than 2% copper and one greater than 2% copper if higher-grade mineralization is present based on visual estimates).  These were generally small and not consistent and therefore considered acceptable. QG has reviewed the current OTLLC systems for sample security and chain of custody.  QG is of the opinion that OTLLC’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

Joint Venture Property - Mineral Reserves

In June 2010, Ivanhoe Mines released a technical report titled Oyu Tolgoi Integrated Development Plan 2010 (“Ivanhoe TR10”), which represented the first opportunity to publicly update the previous Oyu Tolgoi Integrated Development Plan 2005 for all aspects of the project within the framework of a signed and effective Investment Agreement with the Government of Mongolia.  The Ivanhoe TR10 included the first mineral reserve on the Entrée-OTLLC Joint Venture Property.

The mineral reserve on the Entrée-OTLLC Joint Venture Property was updated in the Company’s technical report released in March 2012 (“LHTR12”), and has been updated again in LHTR13.  LHTR13 is based upon the most recent technical report published by Turquoise Hill, 2013 OTTR.  2013 OTTR updates the current path of development for the initial phases of the Oyu Tolgoi mining complex (Southern Oyu pits and Hugo North Underground Lift 1, including Lift 1 of the Hugo North Extension deposit).  The work of the 2013 OTTR meets the standards of US Industry Guide 7 requirements for reporting reserves.  The qualified persons responsible for the 2013 OTTR are the same qualified persons responsible for preparing LHTR13 for the Company.  LHTR13 considers the conclusions and recommendations raised within the 2013 OTTR in the context of Entrée’s operations.

LHTR13 analyses a reserve case only (“2013 Reserve Case”) and is based on a prefeasibility level study complying with NI 43-101.  The Entrée-OTLLC Joint Venture Property mineral reserve is contained within the Hugo North underground block cave Lift 1 as defined within the 2013 OTTR.  The mine design work on Hugo North Lift 1 prepared for Ivanhoe TR10 was reviewed by OTLLC and accepted as the basis for the underground mine planning in 2013 OTTR.  AMC also reviewed the work extensively, and it agreed with OTLLC’s conclusions and used the work as the basis for reporting the 2013 Hugo North underground mineral reserve.

The underground mineral reserves for the Hugo North deposit, including the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, were updated in LHTR13.  A reconciliation of the LHTR12 and LHTR13 mineral reserves is shown in Table 3 below. The probable reserve for Hugo North Extension totals 31 million tonnes (“Mt”) grading 1.73% copper and 0.62 g/t gold.

LHTR13 only considers mineral resources in the indicated category, and engineering that has been carried out to a prefeasibility level or better to state the underground mineral reserve. There is no measured resource in the Hugo North mineral resource. Copper and gold grades on inferred resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $15/tonne NSR; further mine planning will examine lower cut-offs. The Hugo North mineral reserve is on both the OTLLC Oyu Tolgoi licence and the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence. A plan showing Hugo North Lift 1 and 2 relative to the mining licence boundaries is shown in Figure 3.  Figure 4 shows an isometric view of the two lifts.

The portion of the Hugo North mineral reserve attributable to the Entrée-OTLLC Joint Venture is outlined in Table 3 below.

Table 2 Entrée-OTLLC Joint Venture Mineral Reserve, Effective March 25, 2013
Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (Moz)	Ag (koz)
Proven	-	-	-	-	-	-	-	-
Probable	31	95.21	1.73	0.62	3.74	1,090	521	3,229
Total Entrée-OTLLC Joint Venture	31	95.21	1.73	0.62	3.74	1,090	521	3,229

Notes:
•	Table shows only the part of the mineral reserve on the Entrée-OTLLC Joint Venture portion of the Shivee Tolgoi licence.
•
Metal prices used for calculating the  Hugo North underground NSR are copper US$2.81/lb, gold US$970/oz, and silver US$15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.  The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

•	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC.  OTLLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper US$2.87/lb, gold US$1350/oz, and silver US$23.50/oz.  Metal prices are assumed to fall from current prices to the long term average over five years.

•	The mineral reserves are not additive to the mineral resources.

Figure 3 - Hugo North Lift 1 and 2

Figure 4 – Isometric View of Hugo North Lift 1 and 2

A reconciliation of the LHTR12 and LHTR13 mineral reserves is shown in Table 3.

Table 3 – LHTR13 and LHTR12 Probable Mineral Reserve Comparison

Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (M lb)	Au (koz)	Ag (koz)
LHTR13	31	95.21	1.73	0.62	3.74	1,090	521	3,229
LHTR12	27	79.40	1.91	0.74	4.17	1,043	536	3127
Difference	4	15.81	-0.18	-0.11	-0.44	47	-15	102
Difference (%)	15.1%	19.9%	-9.4%	-15.1%	-10.5%	4.5%	-2.8%	3.3%

Notes:
•	LHTR12 mineral reserves have the effective date of May 11, 2010.
•	LHTR13 mineral reserves have the effective date of March 25, 2013.
•
Metal prices used for calculating the LHTR13 Hugo North underground NSR are copper US$2.81/lb, gold US$970/oz, and silver US$15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work.

•
Metal prices used for calculating the LHTR12 Hugo North underground NSR are copper US$1.80/lb, gold US$750/oz, and silver US$12.00/oz based on long term metal price forecasts at the beginning of the mineral reserve work.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper US$2.87/lb, gold US$1350/oz, and silver US$23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

•	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC.  OTLLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•	The mineral reserves are not additive to the mineral resources.

2013 Oyu Tolgoi Technical Report Development Plan

The 2013 OTTR uses updated mineral resources for OTLLC’s Southern Oyu deposits and the Hugo North (including Hugo North Extension) mineral resources as first reported in 2007.  The 2013 OTTR includes resources from the Oyu Tolgoi licence (wholly owned by OTLLC) and Entrée-OTLLC Joint Venture licence areas. Although the overall strategy for the development of the Oyu Tolgoi mining complex remains the same in the 2013 OTTR as it did in previous reports, there have been changes to several key areas which are addressed in this update. The changes to date include:

•	Construction of the Oyu Tolgoi mine’s first phase of development (Southern Oyu open pits) reached 99% completion at the end of 2012.
•	The mining and stockpiling of the first open-pit ore began in May 2012.
•
Following the signing of the binding Power Purchase Agreement with the Inner Mongolian Power Corporation in early November 2012, electrical transmission lines for power to the Oyu Tolgoi mine were energized and operational.

•
Construction of the concentrator was essentially completed in November 2012. First concentrate was produced on January 31, 2013. Commencement of commercial production is expected by the end of June 2013 subject to the resolution of the issues being discussed with the Government of Mongolia.

•
Underground lateral development at the Hugo North deposit was, as planned, suspended in February 2012 to enable the upgrading of hoisting equipment at Shaft 1 and was restarted during the third quarter of 2012 following the completion of the upgrade. 1,500 metres of lateral development were achieved from mid-September 2012 to the end of December 2012 after the completion of the shaft changeover.

•
Construction of Shaft 2 at the Hugo North deposit is progressing well with the headframe reaching its final height of 96 m in the second quarter of 2012. The headframe and ancillary buildings were 99% complete at December 31, 2012. Shaft-sinking activities began in December 2011, and the depth of the shaft is now approximately 980 m below surface, 74% of its final 1,319 m depth.

•
The construction of Shaft 5 began in October 2012. Pre-sinking works have been completed and sinking activity is planned to commence in April 2013. Shaft 5 will provide primary ventilation for underground operations and is expected to have a final depth of 1,195 metres.

•
Construction of off-site facilities and infrastructure were behind schedule at December 31, 2012 due to slower progress in the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border, the diversion of the Undai River and development of the Khanbumbat permanent airport. Road development was impacted by local permitting issues related to modifications associated with Oyu Tolgoi's environmental commitments. Road work has been suspended for the winter although there should be no impact upon the transporting of concentrate to the border. Work on the river diversion commenced in December 2012; however progress was also impacted by local permitting issues. The permanent airport work was completed in January 2013 and began operating in February 2013.

•	Long-term sales contracts have been signed for a significant proportion of the Oyu Tolgoi mine’s concentrate production.
•	The Environmental and Social Impact Assessment (“ESIA”) undertaken as part of the project finance process was publically disclosed in August 2012.
•
Turquoise Hill and Rio Tinto have been engaged with lenders to refine the overall financing plan and term sheet with the aim of raising $3 billion to $4 billion. Bids have been received from a number of banks that would allow Turquoise Hill to achieve its project financing target and discussions are ongoing with the lenders to finalize the terms of those offers. The project financing is subject to the unanimous approval of the OTLLC board of directors, which includes representatives from the Government of Mongolia. Turquoise Hill anticipates the closing of final binding documentation and project financing funding to occur in the first half of 2013.

Having taken the foregoing into account, the key updates in 2013 OTTR compared to Ivanhoe TR10 are:

•	Reserve based on the already constructed 100,000 tonnes per day (“tpd”) concentrator with a partial expansion of the concentrator to allow for the higher grade feed from Hugo North.
•	Signing of a binding Power Purchase Agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine.
•	Construction of a power station no longer included in project scope with costs adjusted to reflect a third party power provider throughout the life of the mine.
•	Updated open pit designs on Southern Oyu deposits and commencement of open pit mining including delivery of first ore to the plant.
•	Updated underground designs on Hugo North and continued underground development.
•	Upgrading of the Shaft 1 hoisting equipment and revision of the production schedule to account for changed timing of the underground production.
•	Revisions to capital estimates and updates for costs expended to date.

OTLLC is undertaking a comprehensive implementation review in order to develop a final project schedule and budget.

The Oyu Tolgoi mining complex has a large mineral resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.

Five deposits have been identified in the mineral resource at Oyu Tolgoi. They are Southwest and Central, Hugo South, Hugo North and Heruga (including the portion on the Entrée-OTLLC Joint Venture Property). Southwest and Central comprise the Southern Oyu deposits. Hugo South and Hugo North (including Hugo North Extension) comprise the Hugo Dummett deposit. For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North (including Hugo North Extension) have been identified for the mineral reserve. In addition to these, long term mine planning has identified potential for another block cave lift (Lift 2) at Hugo North (including Hugo North Extension), open pit or block caving at Hugo South and two block caving scenarios at Heruga. The mine planning work in previous studies, which is confirmed in 2013 OTTR, suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North (including Hugo North Extension)

•	Southwest

•	Central

•	Hugo South

•	Heruga

The 2013 Reserve Case assumes processing of 1.5 billion tonnes (“Bt”) of ore over a 43 year period, mined from the Southern Oyu open pit and Lift 1 of the Hugo North underground block cave. The Entrée-OTLLC Joint Venture mineral reserve is 31 Mt within the 1.5 Bt. The mining areas included in the 2013 Reserve Case are shown schematically in Figure 5.  The location of the Entree-OTLLC Joint Venture mineral reserve relative to the OTLLC portion of the Hugo North Lift 1 block cave is depicted in Figure 6.

Figure 5 – 2013 Reserve Case Mining Areas

Figure 6 – Hugo North Lift 1 Block Cave Plan

The predominant source of ore at start up is the Southern Oyu open pit. In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 kilotonnes per day.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits. The concentrate produced will initially be trucked to smelters in China.

Oyu Tolgoi is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities. The major initial infrastructure elements include:

•	Water Borefields

•	Water Treatment

•	Housing

•	Airstrip

•	Supporting Facilities

•	Railroads

•	Power

2013 Reserve Case

A summary of the Entrée – OTLLC Joint Venture Property production and financial results for the 2013 Reserve Case is shown in Table 4. The after tax Net Present Value (“NPV”) at 8% discount rate (“NPV8”) attributable to Entrée for the 2013 Reserve Case is US$110. million (“M”).

Table 4 – 2013 Summary Production and Financial Results

Description	Units	2013 Reserve Case
Inventory		Mineral Reserve
Total OT Reserve	bt	1.5
Joint Venture Property Results
Joint Venture Property Reserve	Mt	31
NSR	US$/t	95.21
Cu Grade	%	1.73
Au Grade	g/t	0.62
Ag Grade	g/t	3.74
Cu Recovered	billion lb	1.1
Au Recovered	Moz	0.5
Ag Recovered	Moz	3.2
NPV (8%) After Tax (Entrée)	US$M	110

Notes:
•
Metal prices used for calculating the Hugo North underground NSR are copper US$2.81/lb, gold US$970/oz, and silver US$15.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
•
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade indicated material and inferred material assigned zero grade treated as dilution.

•	Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves.
•
The base case financial analysis has been prepared using current long term metal price estimates of copper US$2.87/lb, gold US$1,350/oz, and silver US$23.50/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•
The Entrée-OTLLC Joint Venture Property comprises the eastern portion of the Shivee Tolgoi licence and all of the Javhlant licence. Title to both licences is held by Entrée.  The Joint Venture Property is managed by Rio Tinto on behalf of OTLLC.  OTLLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

•	The mineral reserves are not additive to the mineral resources.

The mineral reserve reported for NI 43-101 is also applicable for reporting the ore reserve under the SEC Industry Guide 7.  The metal prices for the previous 3 years, their average and the metal prices used for the Mineral Reserve estimates are shown in Table 5. The only metal price that is higher than the three year average is the forecast silver (“Ag”) price. The three year average silver price is US$19.83/oz Ag and the forecast price is US$23.50/oz Ag. The sensitivity analysis using the 3 year averages shows the Entrée after tax NPV8 of US$150 M compared to the base case US$110 M. The results are improved compared to the base case financial analysis, as the averages for the copper and gold prices are higher. This indicates that the mineral reserve is still valid at the 3 year average prices.

Table 5 – Metal Price Summary (US$)

Year Ended	Cu ($/lb)	Au ($/oz)	Ag ($/oz)
2010	3.42	1,225	15.44
2011	4.00	1,572	12.89
2012	3.61	1,792	31.15
Average	3.68	1,703	19.83
Reserve NSR	2.81	970	12.00
Base Case Financial Analysis	2.87	1,350	23.50

The Entrée-OTLLC Joint Venture (shown as Hugo North EJV) and OTLLC copper and gold metal production and processing tonnages in the 2013 Reserve Case are shown in Figures 7 to 10.  The production shown is the total production from the Entrée-OTLLC Joint Venture of which 20% is attributable to Entrée. Under the terms of the Entrée-OTLLC Joint Venture, OTLLC is responsible for 80% of all costs incurred on the Joint Venture Property, including capital expenditures, and Entrée for the remaining 20%.  Also under the terms of the Entrée-OTLLC Joint Venture, Entrée has elected to have its share of costs debt financed by  OTLLC with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.   Therefore, Entrée will not be obliged to contribute cash to the Entrée-OTLLC Joint Venture for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée-OTLLC Joint Venture until such time as any loans outstanding are repaid and 100% thereafter. Entrée’s cash flows from the 2013 Reserve Case are shown in Figure 11.

Figure 7 – Processing by Source – 2013 Reserve Case

Figure 8 – Copper Production – 2013 Reserve Case

Figure 9 – Gold Production – 2013 Reserve Case

Figure 10 – Silver Production – 2013 Reserve Case

Figure 11 – Entrée Cumulative Cash Flow – 2013 Reserve Case (Undiscounted)

The mine plan in LHTR12 showed first development production from the Joint Venture Property as early as 2015.  In the current mine plan OTLLC has revised the design and the block cave has moved to the south, resulting in a delay to development on the Joint Venture Property. The plan prepared by OTLLC now defers the initial block cave development to 2019, with some earlier shaft development in waste in 2016 and 2018.

OTLLC currently plans to undertake engineering studies of expansion options in its feasibility study for the Oyu Tolgoi mining complex, which is expected to be completed in the first half of 2014. This will include examining all production scenarios and associated expansion options. AMC believes that further design work could identify opportunities to improve project economics through cost reductions and mine plan optimization. This may result in further positive changes to the Joint Venture Property development schedule that could bring first Joint Venture Property ore forward relative to the current plan.

Entrée-OTLLC Joint Venture Future Work

Exploration and development of the Joint Venture Property is under the control of Rio Tinto on behalf of manager OTLLC. The future work recommendations in the 2013 OTTR, although focussed on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Joint Venture Property.

Power Supply Determination

Turquoise Hill announced on November 5, 2012, that OTLLC had signed a binding power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi mine. With the conclusion of the power agreement, OTLLC completed a seven-week commissioning of the ore-processing equipment. First concentrate production was completed on January 31, 2013. The commencement of commercial production is expected by the end of June 2013, subject to the resolution of certain issues being discussed with the Government of Mongolia.

The Investment Agreement recognized that the reliable supply of electrical power is critical to the mine. The agreement also confirmed that Turquoise Hill has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to four years after OTLLC begins commercial production. The Investment Agreement established that a) Turquoise Hill has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi Region to supply Oyu Tolgoi and b) all of the mine’s power requirements would be sourced from within Mongolia no later than four years after the start of commercial production. Turquoise Hill continues to evaluate the development of a dedicated power plant.

Water Permit

Due to low average annual precipitation in the project area, water management and conservation are given the highest priority in all aspects of project design.

The development of a borefield to access groundwater reserves within the Gunii Hooloi aquifer basin has been established as the most cost-effective option to meet the raw water demand for the project. Water from the borefield will be required for process water supply, dust suppression in the mining areas, and potable use. Another major component of the water management plan is the diversion of the Undai River to accommodate project facilities. Undai River water is not used by the mine, diversion is to totally preserve this water in the environment.

OTLLC will benchmark its water conservation efforts against other mines by assessing factors such as quantified water consumption per tonne of concentrate produced. The current water budget is based on the use of 550 litres per tonne (“L/t”), which compares favourably with other large operations in similar arid conditions. OTLLC is committed to water conservation.

It is also assumed that no water will become available through mine dewatering. Although the need for mine dewatering at a rate of up to 90 litres per second (“L/s”) is predicted, this will be at a key stage of the mine development, and the actual flow could be lower. The total site design water demand ranges from a low of 465 L/s in spring to a high of 1,205 L/s in winter.

Concentrate Marketing

Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in early November 2012, OTLLC committed in principle, subject to the conclusion of detailed sales contracts, that up to 25% of concentrate available for export would be made available at international terms to smelters in Inner Mongolia, China for the first ten years.

Socio-economic Aspects of Mine Closure Plan

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OTLLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

•	Lost employment by the mine workforce
•	Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure
•	Promoting ongoing sustainability among affected stakeholders and communities

The details of additional socio-economic aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future.

Entrée-OTLLC Joint Venture Potential for Further Development

Entrée has mineral resources in the Hugo North Extension and Heruga deposits. OTLLC is studying the development options for all the deposits on the project. The mine designs and production schedules for the alternative development options are:

•	Southern Oyu Open Pits	(2013 Mineral Reserve)
•	Hugo North Lift 1 Block Cave (including Hugo North Extension)	(2013 Mineral Reserve)
•	Hugo North Lift 2 Block Cave (including Hugo North Extension)	(Inferred)
•	Hugo South Block Cave or Open Pit	(Inferred)
•	Heruga Block Cave	(Inferred)

Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves. There is no certainty that the alternative production cases will be realized.

Currently the designs for Hugo North Lift 2 (including Hugo North Extension), Hugo South block cave and Heruga are the same as those in Ivanhoe TR10. The Hugo South open pit designs were updated in 2012. From the designs two sets for long term production scheduling can be prepared, one with Hugo South as underground and one as open pit. The two sets are shown in Figure 12 and Figure 13.  The work on the alternative production cases is not complete, in particular the definition of the expansion sizes and costing of the cases.

Figure 12 - Alternative Production Design Set 1

Figure 13 – Alternative Production Design Set

These cases will be part of the strategic planning that is being undertaken by OTLLC. This work will examine the plant capacity for expansions. Figure 14 shows the development options that have been identified as part of the study planning.

Figure 14  Oyu Tolgoi Development Options

To date, several alternative production cases were developed by OTLLC to explore the potential plant expansions and the flexibility inherent in the Heruga and Hugo South deposits. These cases and others will be examined and refined by OTLLC as part of the strategic planning process.

In the first case, the mining inventory remains the same as the 2013 Reserve Case but with a plant expansion in Year 6. This case is only at a conceptual level and costings have not been prepared. Alternative Production Case A is depicted in Figure 15.

Total annual production is 59.0 million tonnes per annum (“Mtpa”) from the Southern Oyu open pit and Hugo North Lift 1. The 2013 Reserve Case production is included in black for comparison.

Figure 15 – Alternative Production Case A

In Alternative Production Case B, Hugo North Lift 2, Heruga, and Hugo South open pit are added to the schedule. A plant expansion occurs in Year 7. This case is only at a conceptual level and costings have not been prepared. The ultimate production rate for Alternative Production Case B is 68.1 Mtpa and is shown in Figure 16. This case uses Heruga as a 25 Mtpa operation and Hugo South as an open pit mine. The 2013 Reserve Case (black) and Alternative Production Case A (orange) are included for comparison.

Figure 16 – Alternative Production Case B

The third case is Alternative Production Case C and, again, is only at a conceptual level and costings have not been prepared. The ultimate production rate for Alternative Production Case C is 110 Mtpa and is shown in Figure 17. The case also uses Heruga as a 25 Mtpa operation and Hugo South as an open pit mine. The 2013 Reserve Case (black), Alternative Production Case A (orange), and Alternative Production Case B (pink) are included for comparison. There is a significant amount of study work to be carried out to verify the alternative production cases to increase the mineral resource confidence and identify suitable infrastructure capacities such as water. These cases are discussed as it is considered that they demonstrate the options for the direction the Oyu Tolgoi long term mine planning could take.

Figure 17 – Alternative Production Case C

Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence.

Shivee West – Exploration

In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone ("Argo Zone") was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4 metres and 19.3 g/t gold over 3 metres. Shallow gold mineralization in both zones is hosted by quartz veined felsic volcanic rocks.

In April 2012, Entrée mobilized a field crew to Mongolia to continue exploration of its Shivee West project. Work focussed on geological mapping, excavator trenching and sampling in the Argo/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values.

Khoyor Mod is located approximately 6 kilometres south of Argo and comprises a 250 metre by 300 metre area of quartz stockwork within Devonian sediments. The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67 – 505 ppm) and is indicative of a porphyry target.

Shivee West – Sampling, Analysis and Security

Sampling programs on Shivee West have included soil, rock chip, drill core and RC samples. In 2011 and 2012 sampling was limited to RC and rock chip (trench) samples. All of the sampling was carried out by Entrée personnel or contractors.

In 2012, Entrée submitted 547 trench chip samples and 60 other miscellaneous rock samples. All samples were submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia for gold analysis by FA/AA methods on a 30 gram sample and for silver, copper, molybdenum, lead and zinc by 4 acid digestion/AA method.

No sample preparation is undertaken in the field.  Samples of any type for analytical work are collected in uniquely numbered sample bags with corresponding sample tag inside and stored in a secure facility in the exploration camp until ready for shipment to the lab.  Samples are placed in rice bags and shipped by ground transportation using a locked box, keys of which are kept in the exploration camp and at the destination laboratory.  A chain-of-command document is used to verify receipt of the samples by the driver and by the analytical laboratory.

UNITED STATES

Ann Mason Project

The Ann Mason Project is Entrée’s most advanced project outside of Mongolia.  The project area is currently defined by the mineral rights to 1,053 unpatented lode claims on public land administered by the BLM, and title to 20 patented lode claims.  The project covers a total area of approximately 8,005 ha (19,780 acres).  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited (“PacMag”).  The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill.  Both are copper molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit.  The project area also includes several early-stage copper porphyry targets located within 12 km of the Ann Mason deposit, including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets.  Unless otherwise described below, Entrée has a 100% interest in the claims comprising the Ann Mason Project.

A total of 226 of the claims, to the west and north of the Ann Mason and Blue Hill deposits, are subject to a mining lease and option to purchase agreement (“MLOPA”) with two individuals.  The agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production.

Entrée entered into an agreement to acquire an interest in the Roulette property in September 2009 with Bronco Creek, a wholly-owned subsidiary of Eurasian Minerals Inc. (“Eurasian”).  Under the terms of the agreement, Entrée may acquire an 80% interest in 216 unpatented lode claims by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 shares of the Company (completed); (b) making aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries; and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.

Seventeen of the patented lode claims are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp., and 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.

Entrée’s exploration work on the Ann Mason Project has primarily been focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Ann Mason Project.

Figure 18 - Ann Mason Project Map

The Company retained AGP Mining Consultants (“AGP”) to provide a NI 43-101 compliant PEA on the Ann Mason deposit.  As part of the PEA, the Ann Mason deposit mineral resources were updated by QG.  The PEA focused on the Ann Mason sulphide copper deposit and concluded that it could be developed as a large-scale open pit mine with a conventional sulphide flotation milling operation.  AGP also provided the first mineral resource estimate for the Blue Hill deposit.  While the resource estimate for Blue Hill is included in the PEA technical report, it was not evaluated as part of the PEA.

On October 24, 2012, the Company announced the results of the PEA on the Ann Mason deposit.  Key results from the PEA can be summarized as follows:

•
Base case, pre-tax net present value (using a 7.5% discount rate) (“NPV7.5”) of $1.11 billion, internal rate of return (“IRR”) of 14.8%, and payback of 5.6 years, based on long term metal prices of $3.00/pound copper, $13.50/pound molybdenum, $1,200/ounce gold and $22/ounce silver (the “Base Case”);

•
Spot case, pre-tax NPV7.5 increases to $2.54 billion, with an IRR of 22.9%, and payback of 3.8 years, based on October 15, 2012 spot metal prices of $3.71/pound copper, $10.43/pound molybdenum, $1,736/ounce gold and $33.22/ounce silver;

•	Development capital costs of approximately $1.28 billion, including contingency;

•	Average cash costs1 (net of by-product sales) of $1.46/pound copper;

•	Net annual undiscounted cash flow over the life of mine (“LOM”) is approximately $227 million per year;

•	100,000 tpd conventional open pit mine utilizing a conventional sulphide flotation mill with a 24 year mine life;

•	LOM production of 5.14 billion pounds of copper and 36.4 million pounds of molybdenum;

•	LOM strip ratio of 2.16:1 waste to mineralized material;

•	LOM average copper recovery of 93.5%; and

•	Copper concentrate grading 30%.

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The following information was taken from “Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A.” with an effective date of October 24, 2012 (“AMTR12”).  AMTR12 was prepared by AGP, and a copy is filed on SEDAR at www.sedar.com.  AMTR12 forms the basis for the information in this AIF regarding the Ann Mason Project.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of AMTR12.

Project Description and Location

The Ann Mason Project is located in west-central Nevada, approximately 75 km southeast of Reno, 45 km southeast of Carson City (the capital of Nevada), and 7 km west of the town of Yerington.  The Ann Mason Project is situated within the Yerington Mining District, a historical copper mining district that covers the eastern side of the Ann Mason Project in Lyon County.  It is centered at approximately latitude 38°60’ 00” N and longitude 119°18’ 00 W, within both Douglas and Lyon Counties.

The Ann Mason Project comprises both mineral rights to unpatented lode claims on public land administered by the BLM, and title to patented lode claims.  It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing:  (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of $140.00 per claim along with an Affidavit and Notice of Intent to Hold to the State Office of the BLM in which the claim is located; (2) on or before November 1, the owner/lessee must record an Affidavit that the BLM required fees have been paid and Notice of Intent to Hold for the previous claim maintenance year in the county in which the claims are located.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording.  A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties and with the BLM for the 2012 annual assessment year which ended at noon on September 1, 2012.  The required annual mining claim maintenance fees in the amount of $140.00 per claim have been paid to the BLM for the 2013 assessment year which began on September 1, 2012.  Title to unpatented mining claims is subject to the paramount title of the United States.

1 Cash costs is a non-U.S. GAAP Performance Measurement.  This performance measure is included because this statistic is widely accepted as the standard of reporting cash costs of production in North America.  This performance measure does not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies.  This performance measure should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

All property taxes payable to Lyon County for the patented claims have been timely paid and are current.

Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Entrée owns the surface rights to the Ann Mason Project’s 20 patented claims.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Both the Ann Mason and Blue Hill deposits are located approximately 1.5 km apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 masl.  Roulette, Blackjack IP, Blackjack Oxide and Minnesota are all early-stage targets.  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.

Reno is the closest major city, whose international airport has daily flights to various international and domestic destinations. Yerington (population 3,300) is the closest city to the project, and can be accessed from Reno along 132 km of paved highway (approximately 1.5 hours).  Yerington is about 7 km east of the project boundary and has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there.

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19 km north of Yerington.  There is a small airport in Yerington with a 1.8 km paved runway but no regular scheduled flights.  Yerington is connected to the State power grid and there is a power substation located in Weed Heights, adjacent to the former Yerington mine, 2.5 km east of the project.

The nearest known sources of water are the Walker River, located about 5.5 km east of the project, and the northern portion of Smith Valley, 7 km southwest of Ann Mason.

All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining.  The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State.  Water rights may be acquired by making application to the State Engineer to acquire new water rights, or by leasing or purchasing existing water rights from a third party.  Entrée has retained a consultant to examine and make recommendations with respect to the appropriation or acquisition of water rights for the Ann Mason Project.  Water required for exploration drilling is currently purchased from the City of Yerington.

The proposed Ann Mason pit will be a large scale open pit operation.  A variety of skills will be required for normal operation.  It is anticipated that in excess of 600 permanent positions will be required for operation of the mine without consideration for the additional contract labour by various vendors.  The workforce will include equipment operators, mechanics, electricians, office staff and supervisors to name a few.  Nevada has a long history of mining and numerous large scale operations with which to share mining personnel.  However, training will be required for entry level positions and internally to upgrade existing local labour.

History

Anaconda explored the Ann Mason Project area between 1956 and 1975, with the bulk of the work focused on the Ann Mason deposit area.  During 1969 and 1970, approximately 78,000 feet (approximately 23,775 m) of drilling was done, delineating the initial resources for the Ann Mason deposit.  Anaconda also completed geophysical surveys and preliminary metallurgical testwork and the initial drill holes over the Blue Hill deposit.

Other companies, including Phelps Dodge, Mount Isa Mines (MIM), Lincoln Gold, PacMag and Honey Badger completed exploration programs over the project between 1995 and 2009, including varying amounts of RC and core drilling.  The historical drilling completed on the project is summarized in Table 6 below:

Table 6 – Ann Mason Historical Drilling

Date	Target	Company	No. Drill Holes (core or RC)	Metres (m)
1967 – 1980	Ann Mason	Anaconda	103	40,577.2
1990	Ann Mason	Arimetco	1	170.7
2002	Ann Mason	MIM	5	914.4
2006 - 2008	Ann Mason	PacMag	12	6,972.9
Subtotal (Ann Mason)			121	48,635.2
1968 - 1970	Blue Hill	Anaconda	13	2,942.6
1995	Blue Hill	Phelps Dodge	4	609.6
2007 - 2008	Blue Hill	PacMag	9	3,437.9
Subtotal (Blue Hill)			26	6,990.1
2008	Minnesota	PacMag	3	560
TOTAL		All Companies	145	56,185.3

Geological Setting and Mineralization

The Ann Mason Project area comprises two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill, a copper oxide and sulphide deposit, located approximately 1.5 km northwest of the Ann Mason deposit.  Several other underexplored copper oxide and sulphide targets are located throughout the Ann Mason Project area.

Regional Geology

Ann Mason is hosted by several phases of the Jurassic-aged Yerington batholith, including granodiorite (Jgd), porphyritic quartz monzonite (Jpqm), quartz monzonite (Jqm) and younger quartz monzonite porphyry dykes (Qmp-a, Qmp-b and Qmp-c).  Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite.  An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper mineralization.

Within the Yerington district, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60° to 90° westward by Miocene age normal faulting and extension.  As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

Ann Mason Deposit

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system.  Projected to the surface, the 0.15% Cu envelope covers an area approximately 2.3 km northwest and up to 1.3 km northeast.  At depth, this envelope extends more than a kilometre below surface.  The mineralization remains open in most directions.

Within the 0.15% Cu envelope the highest grades occur within a 200 m to 800 m thick, west-plunging zone that surrounds the intrusive contact between granodiorite and porphyritic quartz monzonite.  Within this zone, the highest copper grades are dependent on vein density, sulphide species, frequency, and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite.  Mineralization is closely associated with quartz monzonite (Qmp-a and Qmp-b) porphyry dykes.

Sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.

Within the northeast, southeast, and southwest quadrants of the deposit chalcopyrite and chalcopyrite-bornite are the primary sulphide domains.  This mineralization is the most dominant in terms of overall deposit tonnage and continues to the drilled depth of the deposit.  In the northwest quadrant the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% Cu, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.

Chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite.  Bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite.  Sparse chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.

Molybdenum (“Mo”) occurs as molybdenite in quartz veins and on fracture or shear surfaces as molybdenum paint in several of the copper domains.  In the current resource model molybdenum is constrained within a >0.005% Mo grade envelope that occurs almost entirely within the 0.15% Cu envelope and extending further below, where sodic (albite) alteration has removed copper mineralization, leaving molybdenum largely in place.  The molybdenum mineralization also remains open towards the north.

Silver ≥0.6 g/t and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.

Alteration types include a broad, main-stage zone of potassic alteration (secondary biotite, K-feldspar), an outer propylitic zone (chlorite and epidote occurring with pyrite) and restricted late-stage overprints of sodic-calcic (chlorite+oligoclase±epidote), sodic (albite), sericite, zeolite and gypsum.  Late-stage sodic and sericite alteration occur along late, high-angle faults and as local, pervasive alteration of rocks.  In areas of strong (>15%) albite or sericite alteration, the copper grades can locally be greatly reduced, resulting in copper grades <0.2% and in places, <0.05%.  Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Two prominent structures form structural boundaries to the Ann Mason resource:

•
The relatively flat Singatse Fault truncates the upper surface of the 0.15% Cu envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives.

•
A high-angle, northwest-trending, southwest dipping fault located along the southwest margin of the resource juxtaposes chlorite-altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall.  Copper-molybdenum mineralization in the footwall remains open at depth along the entire strike length of the fault.

Other, late, high-angle faults, either with or without sodic or sericite alteration, cross the deposit in various orientations.

Blue Hill Deposit

The Blue Hill deposit is approximately 1.5 km northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block.  AGP opted not to include Blue Hill in the PEA until additional exploration work is completed.

Two main styles of porphyry mineralization have been identified:  near surface, oxide/mixed-copper mineralization; and underlying copper-molybdenum sulphide mineralization.

Both styles of mineralization are hosted by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry.  The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization.  However, sulphides continue below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 m by 450 m, and continuing for several hundred metres further to the west as a thinner zone.  Significant copper oxides, encountered in both RC and core drill holes extend from surface to an average depth of 124 m.  Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites.  Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets.  A zone of mixed oxide/sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of up to 185 m and averaging about 160 m.  The copper oxide zone remains open to the northwest.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures, and faults or shear zones.  No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth towards the southeast, below the Blue Hill Fault.  Mineralization consists of varying quantities of pyrite, chalcopyrite, and molybdenite.  Local, higher-grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite.  Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes.  To the northwest, below the oxides only a few holes have tested the sulphide potential; however, in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation.  Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith.  Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains open is several directions, most importantly, to the southeast, towards Ann Mason.

Exploration

In August 2010, a dipole-dipole IP and resistivity survey was conducted on the Ann Mason and Blue Hill deposits. The survey was contracted to Zonge Engineering and Research Organization (“Zonge”).  A total of 52.2 line-km were surveyed over ten north-south lines.  The chargeability results show a strong 1.5 km wide anomaly extending northwestward from Ann Mason to beyond Blue Hill.  The current 0.15% copper envelope occurs at the southeastern limit of the chargeability anomaly and then continues northwest along the central portion of the anomaly.  A large portion of the anomaly remains untested by drilling.

Recent exploration by Entrée comprised soil and rock geochemical sampling and geological mapping over areas covering approximately 740 ha to the north of the Blue Hill and to the south and southwest of the Ann Mason deposits.  The soil geochemistry (619 samples) extends and infills sampling done by previous operators between 2006 and 2010.  A total of 186 selected rock samples were collected to characterize alteration and mineralization.  This work has identified several targets requiring further evaluation.

South and southwest of the Ann Mason deposit, >200 ppm irregular copper in soil anomalies occur in a 1.2 x 2.7 km area that partly overlies the deposit and extends up to 1.5 km southwest of the current resource.  Historical drilling within the >200 ppm copper in soil anomalies and outside of the current resource area was limited to three shallow drill holes for which there is little or no geological or assay data available and one deeper hole that intersected up to 25.7 m of possible oxide mineralization from 26.18 to 51.88 m.  No geological data is available for this drill hole.

Soil and rock sampling 2 to 3 km north of the Blue Hill deposit (Blackjack oxide target) returned five copper soil anomalies.  These largely correspond with areas of historical mine workings and trenches over several areas of outcropping alteration and copper-oxide mineralization within Jurassic quartz monzonite, the main host for mineralization at both Blue Hill and Ann Mason.  Mineralization consists of copper oxides, sulphates and silicates in veins, breccias, and altered quartz monzonite.  The target is located at the eastern end of the 3 km long Blackjack IP anomaly.  Entrée collected 112 grab samples in these areas and 39 of these returned copper values in the range of 1.08% to 13.73%.   This area requires further surface evaluation and drill testing.

Drilling, Sampling and Analysis and Security of Samples

At Ann Mason, diamond drilling has concentrated on expanding and upgrading the mineral resources within the 0.15% copper envelope, and defining zones of higher grade mineralization.  At Blue Hill, drilling was primarily by RC, designed to test the extent of shallow oxide copper mineralization, but also to establish the potential for deeper, sulphide mineralization.

Entrée has completed 30 diamond drill holes totalling approximately 33,000 m at Ann Mason.  Selected results are included in Table 7 below.

Table 7 – Ann Mason Deposit – Significant Drill Intercepts

	From (m)	To (m)	Length (m)	Cu %	Au g/t	Ag g/t	Mo %
EG-AM-10-001	214	1202	988	0.31	0.04	0.76	0.010
including	472	812	340	0.40	0.06	1.10	0.016
including	608	646	38	0.60	0.12	2.09	0.018
EG-AM-10-002	86	670	584	0.34	0.03	0.79	0.006
EG-AM-10-003	436	1078	642	0.35	0.03	0.65	0.012
including	714	838	124	0.58	0.06	1.32	0.021
EG-AM-10-004	62	780	718	0.31	0.03	0.64	0.012
including	492	570	78	0.37	0.07	1.23	0.021
EG-AM-11-005	139	496	357	0.39	0.05	1.01	0.004
including	318	450	132	0.52	0.09	1.66	0.002
EG-AM-11-007	552	1072	520	0.37	0.02	0.55	0.009
including	818	882	64	0.55	0.04	0.99	0.016
EG-AM-11-008	240	688	448	0.39	0.05	0.80	0.003
	722	788	66	0.29	0.06	0.91	0.004
	830	858	28	0.53	0.12	2.09	0.014
EG-AM-11-009	66	768	702	0.41	0.03	0.96	0.011
including	268	396	128	0.52	0.02	0.74	0.012
and	554	768	214	0.48	0.07	1.92	0.017
EG-AM-11-010	252	902	650	0.33	0.03	0.71	0.010
including	702	902	200	0.40	0.05	1.21	0.012
EG-AM-11-011	166	980	814	0.28	0.02	0.51	0.012
including	706	798	92	0.48	0.07	1.58	0.015
and	956	980	24	0.48	0.10	1.58	0.021
EG-AM-11-012	658	1096	438	0.38	0.01	0.46	0.004
including	696	910	214	0.47	0.01	0.58	0.005
EG-AM-11-013	80	764	684	0.34	0.04	0.88	0.016
including	290	558	268	0.41	0.05	1.24	0.023
and	680	764	84	0.40	0.09	1.69	0.012
EG-AM-11-014	203	1048	845	0.30	0.05	1.14	0.004
including	570	784	214	0.40	0.07	2.24	0.005
and	910	1010	100	0.37	0.07	1.31	0.011
EG-AM-11-015 including and and	240 332 644 944	1138 488 720 1024	898 156 76 80	0.32 0.41 0.41 0.58	0.01 0.02 0.00 0.02	0.37 0.63 0.45 0.69	0.004 0.004 0.006 0.002
EG-AM-11-016 including and and	12 204 530 682	1046 438 612 890	1034 234 82 208	0.29 0.39 0.37 0.34	0.02 0.02 0.02 0.04	0.45 0.40 0.27 0.76	0.009 0.005 0.016 0.014
EG-AM-11-017 including	210 292	1073 618	863 326	0.25 0.35	0.02 0.02	0.38 0.42	0.008 0.009
EG-AM-11-018 including	148 286	660 470	512 184	0.24 0.32	0.04 0.06	0.64 0.83	0.006 0.002
EG-AM-11-019 including	692 696	1090 980	398 284	0.33 0.39	0.01 0.01	0.34 0.31	0.002 0.003
EG-AM-11-020	334	1093	759	0.45	0.02	0.35	0.007
EG-AM-11-021	192	1044	852	0.35	0.01	0.42	0.005
EG-AM-11-022 including	90 90	818 638	728 548	0.31 0.35	0.04 0.04	0.73 0.78	0.008 0.008
EG-AM-11-023 including and	132 314 736	1030 408 892	898 94 156	0.33 0.41 0.51	0.02 0.02 0.06	0.44 0.33 1.06	0.011 0.006 0.023
EG-AM-11-024 including	244 244	1026.5 528	782.5 284	0.35 0.54	0.03 0.04	0.49 0.54	0.009 0.003
EG-AM-11-025 including	326 614 750	484 1130 840	158 516 90	0.27 0.34 0.54	0.02 0.01 0.02	0.22 0.23 0.26	0.004 0.007 0.010
EG-AM-12-026 including and and	314 542 660 804	1032 592 710 1020	718 50 50 216	0.37 0.56 0.48 0.48	0.01 0.02 0.01 0.01	0.41 0.70 0.35 0.46	0.006 0.013 0.007 0.009
EG-AM-12-027 including and	484 548 696	1054 658 840	570 110 144	0.38 0.47 0.44	0.02 0.02 0.02	0.48 0.63 0.41	0.005 0.007 0.006
EG-AM-12-028 including and	308 308 902	1100 570 1022	792 262 120	0.23 0.28 0.33	0.03 0.02 0.05	0.50 0.32 1.00	0.016 0.009 0.033
EG-AM-12-029 including	192 608	1072 780	880 172	0.24 0.36	0.02 0.03	0.28 0.51	0.002 0.001
EG-AM-12-030	256	1016	760	0.29	0.02	0.58	0.004
including	600	872	272	0.38	0.02	0.67	0.003

Entrée has completed 30 RC and diamond drill holes totalling approximately 6,822 m at the Blue Hill deposit.  Six additional diamond drill holes totalling approximately 2,700 m have been completed in areas adjacent to the Blue Hill deposit.  Selected results are included in Table 8 below.

Table 8 – Blue Hill Deposit and Adjacent Areas – Significant Drill Intercepts

HOLE NUMBER	From (m)	To (m)	Width (m)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	Comment***	Hole Type
EG-B-10-003**	218.00	230.00	12.00	0.18	0.005	0.163	0.002	S	Diamond
EG-B-10-004** including	136.00 136.00	156.00 150.00	20.00 14.00	0.20 0.24	0.004 0.004	0.098 0.101	0.0004 0.0004	S	Diamond
EG-B-10-006**	0.28	4.00	3.72	0.36	0.010	0.290	0.004	O	Diamond
EG-B-10-007**	96.00	106.00	10.00	0.12	0.003	0.076	0.0004	M	Diamond
EG-BH-10-001*	18.29	182.88	164.59	0.18	0.013	0.228	0.001	O/M/S	RC
including	18.29	44.20	25.91	0.26	0.003	0.259	0.001	O
and	59.44	99.06	39.62	0.21	0.008	0.234	0.001	O
and	105.16	109.73	4.57	0.31	0.033	0.267	0.001	O
and	164.59	172.21	7.62	0.38	0.026	0.524	0.001	S
EG-BH-10-002	39.62	51.82	12.20	0.23	0.021	0.274	0.001	O	RC
including	45.72	51.82	6.10	0.34	0.032	0.335	0.002	O
	74.68	147.83	73.15	0.15	0.017	0.217	0.0003	O/M/S
including	74.68	115.82	41.14	0.15	0.02	0.196	0.0003	O
and	126.49	147.83	21.34	0.19	0.012	0.263	0.0003	S
EG-BH-10-003*	7.62	68.58	60.96	0.19	0.004	0.152	0.001	O	RC
including	56.39	64.01	7.62	0.38	0.004	0.148	0.0004	O
	129.54	156.97	27.43	0.28	0.004	0.292	0.003	M/S
	176.78	184.40	7.62	0.13	0.011	0.208	0.0004	S
EG-BH-10-004*	88.39	121.92	33.53	0.17	0.006	0.268	0.002	M	RC
EG-BH-10-005	85.34	106.68	21.34	0.40	0.008	0.530	0.013	S	RC
including	92.96	106.68	13.72	0.48	0.007	0.632	0.017	S
EG-BH-10-008	12.19	105.16	92.97	0.15	0.004	0.181	0.001	O/M	RC
including	12.19	32.00	19.81	0.30	0.007	0.378	0.005	O
EG-BH-10-009	12.19	163.07	150.88	0.18	0.011	0.181	0.002	O/M/S	RC
including	12.19	39.62	27.43	0.36	0.007	0.181	0.001	O
and	111.25	118.87	7.62	0.15	0.004	0.168	0.017	O
EG-BH-10-010	44.20	118.87	74.67	0.12	0.003	0.107	0.001	O	RC
including	44.20	54.86	10.66	0.15	0.003	0.079	0.0002	O
	134.11	143.26	9.15	0.13	0.007	0.145	0.0003	M
	172.21	179.83	7.62	0.15	0.003	0.150	0.0004	S
EG-BH-10-011	0.00	36.58	36.58	0.17	0.008	0.175	0.001	O	RC
	57.91	65.53	7.62	0.15	0.004	0.154	0.001	O
	132.59	146.3	13.71	0.15	0.003	0.122	0.001	M
	156.97	161.54	4.57	0.29	0.003	0.260	0.003	S
EG-BH-11-015*	18.00	184.00	166.00	0.18	N/A	N/A	0.002	O/M	Diamond
	184.00	191.26	7.26	0.31	N/A	N/A	0.022	S
EG-BH-11-016*	18.00	198.00	180.00	0.18	N/A	N/A	0.001	O/M	Diamond
	198.00	214.28	16.28	0.13	N/A	N/A	0.001	S
EG-BH-11-017	8.00	144.00	136.00	0.16	N/A	N/A	0.001	O/M	Diamond
including	8.00	78.00	70.00	0.21	N/A	N/A	0.001	O
and	106.00	144.00	38.00	0.15	N/A	N/A	0.001	M
EG-BH-11-018	4.00	108.00	104.00	0.17	N/A	N/A	0.001	O	Diamond
including	4.00	82.00	78.00	0.19	N/A	N/A	0.001	O
EG-BH-11-019	176.00	190.00	14.00	0.24	0.008	0.274	0.001	S	Diamond
	238.00	882.00	644.00	0.19	0.008	0.304	0.008	S
including	238.00	452.00	214.00	0.24	0.009	0.25	0.008	S
and	764.00	882.00	118.00	0.18	0.009	0.35	0.017	S
EG-BH-11-020	51.82	57.91	6.09	0.17	N/A	N/A	0.001	O	RC
EG-BH-11-021	218.00	484.00	266.00	0.18	0.005	0.22	0.003	S	Diamond
including	364.00	484.00	120.00	0.24	0.005	0.22	0.003	S
and	532.00	588.00	56.00	0.04	0.003	0.08	0.046	S
EG-BH-11-022	45.72	67.06	21.34	0.26	N/A	N/A	0.001	O	RC
EG-BH-11-023	10.67	59.44	48.77	0.16	N/A	N/A	0.003	O	RC
	126.49	147.83	21.34	0.14	N/A	N/A	0.001	M
EG-BH-11-024	105.16	128.02	22.86	0.16	N/A	N/A	0.001	M	RC
	199.65	205.74	6.09	0.17	N/A	N/A	0.001	M
EG-BH-11-025	134.11	138.69	4.58	0.17	N/A	N/A	0.001	S	RC
EG-BH-11-026	67.06	152.40	85.34	0.21	N/A	N/A	0.001	O/M	RC
EG-BH-11-027*	68.58	179.83	111.25	0.23	N/A	N/A	0.001	O/M	RC
	179.83	188.98	9.15	0.24	N/A	N/A	0.001	S
EG-BH-11-028*	114.30	140.21	25.91	0.24	N/A	N/A	0.001	M	RC
	140.21	152.40	12.19	0.26	N/A	N/A	0.001	S
EG-BH-11-029 Including	57.91 57.91 179.83	179.83 117.35 207.27	121.92 59.44 27.44	0.19 0.27 0.23	N/A	N/A	0.001	O/M Oxide Mixed/Sulphide	RC
including	57.91	117.35	59.44	0.27	N/A	N/A	0.001	O
	179.83	207.27	27.44	0.23	N/A	N/A	0.001	M/S
EG-BH-11-030	54.86	198.12	143.26	0.21	N/A	N/A	0.001	O/M	RC
including	54.86	135.64	80.78	0.25	N/A	N/A	0.001	O/M
	201.17	240.79	39.62	0.18	N/A	N/A	0.001	S
EG-BH-11-031**	22.22 406.00	36.00 448.00	13.78 42.00	0.28 0.31	0.012 0.002	1.007 0.195	0.001 0.002	O S	Diamond
* Drill holes ending in copper mineralization.
** Holes EG-B-10-003, EG-B-10-004, EG-B-10-006, EG-B-10-007 and EG-BH-11-031 are located in areas adjacent to the Blue Hill deposit.  They are not included in the current mineral resource estimate.
***O=oxide; S=sulphide; M=mixed.

Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch.  A review of the regular QC data indicates that the copper and molybdenum assays are of acceptable precision and accuracy to be used in the mineral resource estimate.

At the completion of the assaying, approximately 5% of the pulps were sent to ACME Analytical Labs in Vancouver, an independent laboratory, for secondary lab check assays.  Entree’s review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.

Entrée personnel or contractors have carried out all of the current sampling programs.

Assay samples are kept in a secure facility prior to being picked up by the laboratory. Sample shipments are picked up by laboratory personnel and taken to the lab. Strict chain of custody procedures are maintained during the transporting of the samples to the labs. An Entrée Sample Submittal Form and order for Analytical Services is transmitted with each sample shipment, with a copy retained by Entrée. The form includes shipment number, date shipped, shipping method, destination, number of bags, and contents of shipment (range of sample numbers). Individual assay samples are packaged in woven, polypropylene bags (four per bag), secured with plastic zip ties. The polypropylene bags are shipped on wooden pallets secured with shrink wrap. All sample shipments are made by Entrée or laboratory vehicles and personnel. Upon delivery to the laboratory, sample shipment information is recorded into the laboratory’s Information Management System. Indications of tampering or discrepancies between samples received and samples shipped are reported to Entrée by the laboratory. In some cases, the laboratory will e-mail delivery confirmation to Entrée.

Once logged and split, the core is stored on racks or, in the case of wooden core boxes, stacked on pallets in a secure storage facility.  Pulps and coarse rejects are returned to Entrée’s Yerington facility, where they are catalogued and stored on site in a secure location.

AGP is of the opinion that the sample preparation, analytical procedures, and security measures in place during the sampling programs are adequate to support the mineral resource estimates.

In 2012, Entrée initiated a program of re-sampling and assaying approximately 12,413 m of historical Anaconda core (6,142 samples) from 44 historical drill holes.  This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag in 2006 and core from 25 complete holes selected by Entrée.  The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates.  The study also validates the copper grades originally reported by Anaconda.  Entree’s review indicates a good comparison between Entree’s copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.

Mineral Resource Estimates

Ann Mason Deposit

The Company contracted QG based in Perth, Australia, to prepare an updated mineral resource estimate for the Ann Mason deposit.  The current resource estimate is contained within a constraining Lerchs-Grossmann (“LG”) pit shell, generated by AGP, and is based on approximately 33,000 m of recent drilling in 30 holes and approximately 49,000 m of historical drilling in 116 holes.  The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated.  At a base case cut-off of 0.20% Cu, the deposit is estimated to contain an indicated resource of 1,137 Mt at 0.33% Cu and 0.006% Mo and an inferred resource of 873 Mt at 0.29% Cu and 0.004% Mo.  By-product levels of gold and silver were also estimated and are shown in Table 9 below.  The mineral resource estimate is CIM compliant and prepared in accordance with NI 43-101.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 9 – Ann Mason Mineral Resources (Effective Date August 14, 2012)

Cutoff (% Cu)	Tonnage (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Cu (Blb)	Mo (Blb)
Indicated
0.15	1,233	0.31	0.006	0.02	0.55	8.53	0.16
0.20	1,137	0.33	0.006	0.02	0.57	8.15	0.15
0.25	912	0.35	0.006	0.03	0.60	7.02	0.12
0.30	639	0.38	0.006	0.03	0.64	5.37	0.09
0.35	388	0.42	0.007	0.03	0.69	3.58	0.06
Inferred
0.15	1,017	0.27	0.004	0.03	0.61	6.16	0.10
0.20	873	0.29	0.004	0.03	0.65	5.59	0.08
0.25	594	0.32	0.004	0.04	0.73	4.20	0.05
0.30	330	0.36	0.004	0.04	0.81	2.60	0.03
0.35	152	0.40	0.004	0.04	0.86	1.34	0.01

Although the mineral resource estimate previously reported by the Company in March 2012 is not significantly different than the total mineralized inventory, which forms the basis of the current estimate, approximately 14% of the previously reported mineralization at the 0.20% Cu cut-off now occurs outside of the resource constraining pit shell and therefore is not included in the current estimate.  Further exploration may bring a portion of this additional mineralization into a resource category.

The key estimation parameters used by QG for the Ann Mason estimate are as follows:

•	Copper was interpolated using a single estimation domain created using an approximate 0.15% Cu threshold. A similar however smaller domain was built for molybdenum using a 0.005% threshold.

•	Assays were composited to 5 m in line.

•	Copper and molybdenum variograms show that there is not a high degree of anisotropy; there is a moderate nugget effect and ranges up to 300 m were modelled.

•	Inside the copper domain, composites above 2% were given a restricted range of influence (40 m). For molybdenum, a similar strategy was applied at 0.01% molybdenum.

•	Estimation of 40 x 40 x 15 m blocks was by Ordinary Kriging (“OK”).

•
Density in the mineralized porphyry was based on 4,051 wax-immersion determinations and a Kriging model was built.  In the volcanics above the Singatse Fault a single bulk density value (2.34) based on 130 measurements was used.

•
The resource was classified into inferred or indicated using a number of factors, taking into account confidence in the model, data spacing and various complementary geostatistical parameters, as follows:

-	Indicated: Material inside the 0.15% Cu domain with a spacing of approximately 100 m by 75 m or less and with a slope of regression (a measure of conditional bias) above 0.7.

-	Inferred: Material inside the 0.15% Cu domain with a spacing of greater than 100 m, but less than 175 m (i.e. the rest of the copper domain).

-	Not Classified: All material outside the 0.15% Cu domain or below the economic pit shell.

The general parameters of the LG pit are as follows:

•	3-year trailing average gross metal values of $3.61 /lb Cu, $14.94/lb Mo, $1,425 /oz Au, and $27.91/oz Ag.

•	metallurgical recoveries of 92% Cu, 50% Mo, 50% Au and 55% Ag.

•	mining costs: $1.09 per tonne (“t”) base cost to the 1,605 m level then increasing by $0.02/t/15 m bench below that level.

•	process and general management and administration (“G&A”) costs of $6.12/t ($5.82/t process plus $0.30/t G&A).

•	pit slopes of 52° in the volcanic rock and 44° in the porphyry mineralization.

Blue Hill Deposit

AGP estimated mineral resources at Blue Hill, which were not included in the PEA mine design and economic analysis.  The Blue Hill resource estimate was prepared as a first step in determining if Blue Hill could serve to generate early cash flow for Ann Mason, should the Ann Mason deposit advance to production.

Blue Hill, as currently defined by the 0.075% copper shell and the constraining resource pit, underlies a 900 m by 450 m area.  Combined oxide and mixed zones range up to 185 m in thickness (thinning to the northwest) with the sulphide zone appearing at an average depth of 160 m below surface.  Mineralization remains open in several directions.

Preliminary metallurgy suggests the oxide and mixed copper mineralization is amenable to low-cost, heap leach and solvent extraction/electrowinning (“SX/EW”) processing. Average copper recovery in the oxide mineralization in column leach testing is 86%, while the mixed material returned 83% recovery.  The underlying sulphide-copper mineralization has only been tested with ten widely spaced holes and remains open in most directions.

The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from 6 core and 24 RC drill holes completed by Entrée, and also from 20 historical core and RC drill holes completed by Anaconda and PacMag.

The key parameters of the estimate are as follows:

•	Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% Cu cut-off.

•	High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.

•	Drill hole assays were composited to 5 m lengths interrupted by the overall mineralization boundary.

•
Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power (“ID2”) into 40 x 40 x 15 m blocks coded by domain.  Molybdenum, gold, and silver were estimated for sulphide blocks only.

•
Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit.  The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre (“t/m3”) and the sulphide zone was assigned 2.62 t/m3.

•	All blocks were classified as inferred in accordance to CIM definitions.

Mineral Resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.

The general parameters of the LG pit are as follows:

•	average gross metal values of:

-	$3.32/lb Cu for oxide and mixed material.

-	$3.16/lb Cu, $12.12/lb Mo, $1,057/oz Au, and $13.58/oz Ag for sulphide material.

•	metallurgical recoveries of:

-	81.7% leachable oxide copper.

-	75% for mixed material.

-	92% Cu, 50% Mo, 50% Au and 55% Ag for sulphide material.

•	mining costs:

-	oxide and mixed feed material - $1.30/t.

-	sulphide feed material - $1.13/t.

-	all waste costs - $1.13/t .

•	process and G&A costs of:

-	$5.06/t for oxide and mixed material.

-	$6.22/t for sulphide material.

•	pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.

Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization.   The Blue Hill resource is currently 72.13 Mt grading 0.17% Cu in the oxide and mixed zones and 49.86 Mt grading 0.23% Cu in the sulphide material (Table 10).  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 10 – Blue Hill Inferred Mineral Resource (Effective Date July 31, 2012)

Zone	Cu Cut-off (%)	Tonnes (Mt)	Grade Cu (%)	Contained Cu (Mlb)	Mo (%)	Au (g/t)	Ag (g/t)
Oxide Zone	0.10	47.44	0.17	179.37	-	-	-
Mixed Zone	0.10	24.69	0.18	98.12	-	-	-
Oxide + Mixed Zones	0.10	72.13	0.17	277.49	-	-	-
Sulphide Zone	0.15	49.86	0.23	253.46	0.005	0.01	0.3

Notes:        1. Mineral resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.
2. Mineral Resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries.
3. Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places.
4. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content.
5. Material quantities and grades are expressed in metric units, and contained metal in imperial units.

Geotechnical

The Company retained BGC Engineering Inc. (“BGC”) in association with AGP to undertake a geotechnical review of the proposed open pit.  To accomplish this, BGC completed a site visit in February/March 2012.  During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Quaterra Resources Inc. (“Quaterra”), and by examining the Ann Mason site with Entrée personnel.

The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes.  In addition, much of the drill core reviewed had been cut and sampled for assays.  Drill core was HQ diameter and recovered with the “double tube” method, typical of exploration geology drilling.  This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process.  As such, rock quality designations (“RQD”) logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance.  BGC supplemented Entrée’s data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.

Geotechnical data relevant to the open pit slopes is limited at this stage of study, typical of most mine development projects at the PEA stage.  AGP concluded that Entrée’s work on the geology of the site appears to be of good quality and its development of a fault model at this stage of study is commendable.  The major data limitation identified in the review is a lack of geotechnical drilling information outside of the mineralized zone or proposed wall slopes.  Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.

The rock mass of the Ann Mason deposit was divided into three main geotechnical units:

•	Tertiary volcanics (Domain I).

•	Granodiorite of the Yerington batholiths (Domain II).

•	Quartz monzonite porphyry of the Yerington batholiths (Domain II).

The overlying volcanics have limited the weathering of the underlying granodiorites and monzonites.

Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit.  The bedding dips on average at 62° to the west.  This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting.  The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 km east of pit), and several possible southeast- striking normal faults.

Pit slope configurations were provided to AGP by BGC for pit design work.  This included overall slope angle, inter-ramp angle by domain, bench height, safety bench spacing, and width and bench face angles.  The maximum inter-ramp height is limited at this stage of study to 150 m in the Ann Mason deposit.  Each 150 m, an extra width “geotechnical berm” is to be applied which has a width of 32 m.

The pit slope design indicated the following:

•	Volcanics (Domain I)

-	inter-ramp angle = 52 degrees

-	bench face angle = 67 degrees

-	height between safety benches = 30 m (double benched)

-	width of safety bench = 11 m

•	Porphyry (Domain II)

-	inter-ramp angle = 39 degrees

-	bench face angle = 63 degrees

-	height between safety benches = 15 m (single benched)

-	width of safety bench = 11 m.

These have been incorporated in the current design.

BGC recommends the following:

•
Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit.  A minimum of four inclined holes should be completed each of which may be up to 800 m long.  All holes should be “triple tube” coring system holes with splits in the core tube.  HQ3 diameter core is preferred.

•	Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.

•	The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.

Future geologic models should include interpretations of the main rock types, alteration zones, depth of weathered zones and major geological structures.

Mining

The PEA focused on the potential development of the Ann Mason deposit.  It was determined that a conventional large-scale open pit is possible at the deposit.  The deposit would be mined at a rate sufficient to feed a mill at a rate of 100,000 tpd.

The Ann Mason pit has been designed as a series of five pushbacks or phases and will be developed using conventional rotary drilling, blasting and loading with electric cable shovels and 360 tonne trucks.  The open pit will have a mine life of 24 years, after three years of pre-stripping to ensure sufficient material is available for the mill.  A total of 562.3 Mt of indicated resource grading 0.32% Cu, 0.005% Mo, 0.03 g/t Au and 0.56 g/t Ag makes up 67% of the mill feed over the mine life.  The remaining 33% of the mill feed is in the inferred category and amounts to 274.1 Mt grading 0.29% Cu, 0.003% Mo, 0.03 g/t Au, and 0.63 g/t Ag.

The LOM strip ratio is 2.16:1 and 1,808.7 Mt of waste rock will be moved over the course of the mine life.

Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility (“WRMF”).  For this study, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit.  This assumption will need to be confirmed in subsequent levels of study beyond the PEA.  Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.

Operating costs for the open pit are expected to average $1.18/t total material over the LOM or $3.82/t of mill feed.  At the peak of material movement in Year 5, the major equipment fleet is expected to consist of five 229 mm drills, two 40.5 cubic metre (“m3”) front-end loaders, four 55.8 m3 electric cable shovels and thirty-two 360-tonne trucks.  Normal support equipment (track dozers, rubber tired dozers, graders) would also be part of the fleet to maintain normal mining operations.

Pre-stripping operations will begin in Year -3 and by Year 1, 4.3 Mt of mill feed will have been stockpiled in preparation for the mill start up.  This stockpile will be rehandled and sent to the mill in Year 1.  Year 1 will see the plant capacity at 27 million tonnes per annum (“Mt/a”) to allow for ramp up but subsequent years will be at the nominal capacity of 100,000 tpd or 36 Mt/a.

Mining will focus on material above 0.2% Cu content until Year 22.  The material between the milling cut-off (0.145% Cu) and the 0.2% Cu cut-off will be stockpiled.  In Year 22, the stockpile material will be rehandled and directed to the primary crusher as mill feed.  Mining of material in the pit will cease in Year 23 and processing operations will be complete in Year 24, once the stockpile has been depleted.

Reclamation of the WRMF will be concurrent with mining.  The final height of the facility will be at elevation 1665 for an overall maximum height of 125 m.

Metallurgy and Process

Metallurgical testwork conducted in 2011 at Metcon Research in Tucson, Arizona (“Metcon”) has indicated that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation.  A grindability composite sample was found to have a moderate Bond Ball Work Index (“BBWI”) of 15.7 kilowatt hours per tonne (“kWh/t”), while batch rougher flotation tests revealed an optimum primary grind size of approximately 100 to 120 microns (“µm”).  Locked cycle testing of two composites, representing the chalcopyrite, and chalcopyrite-bornite domains, resulted in copper recovery to final concentrate in excess of 93%, at saleable concentrate grades, and with no penalty elements identified.  The potential for producing a separate molybdenum concentrate has also been investigated and is included as part of the PEA; however, larger scale testing is required in order to generate more accurate grade and recovery estimates due to the low sample head grade.

Follow-up testwork conducted in 2012 on samples from the chalcopyrite-pyrite mineralized domain of the Ann Mason deposit indicated that acceptable concentrate grades could still be achieved despite the lower copper head grade and the higher ratio of sulphur to copper for the composites from this zone.  This mineralized domain represents a very minor portion of the total mineralized material within the PEA mine plan.

Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 100,000 tpd.  The design combines industry standard unit process operations consisting of primary crushing, semi-autogenous grinding (“SAG”) milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molydenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.

Recommendations for future work to improve the understanding of the metallurgy at Ann Mason include a detailed grindability study and comminution circuit modelling for the sulphide material and the development of the copper-molybdenum separation flotation circuit.

Preliminary column leaching tests were carried out on oxide and mixed oxide-sulphide composites from the Blue Hill deposit.  Results indicated that good copper extractions, averaging 84.8%, were achievable after 91 days of acid leaching at a moderate crush size P80 of ¾".  Acid consumption for the column tests averaged 11.95 kilograms/kilogram Cu, or 18.04 kilograms per tonne.

Additional column leach testing of the Blue Hill oxide zone is recommended.

Infrastructure and Site Layout

A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Ann Mason Project (Figure 19).

Figure 19 - Ann Mason Project Site Layout

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations.  A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex.  Access to the site will be via an upgraded access road to the northeast of the Ann Mason Project.

The anticipated power demand will be 105 megawatts (“MW”) during peak production.  Power will come from the existing NV Energy, 120 kilovolt (“kV”) transmission line in service just east of the town of Yerington.  A tap from this line will be constructed along with 10 km of new 120 kV line to service the site.  The line will feed two main substation transformers.

Tailings for the Ann Mason operation will be located to the northwest of the deposit.  Two large dams will be constructed at either end of the valley to contain the tailings.  The north dam will be constructed primarily of rock fill with some cycloning of tailings.  The south dam, and largest will be initially rock fill then cyclone tailings.  Additionally, two smaller rockfill dams will be on the east side of the tailings management facility.  The tailings management facility as proposed is sufficient to encompass the full quantity of tailings material for the PEA schedule with capacity available with either a reduction in freeboard or increase in the tailings dam height.

The process plant will be located on the topographic saddle to the northwest of the Ann Mason pit.  A large flat area is present that will accommodate the full plant, mobile equipment maintenance shop and offices.  Material from the mine for processing will be transported to the mill by an overland conveyor from a primary crusher located on the edge of the existing pit design.

Capital and Operating Costs

Capital Costs

Table 11 shows a summary of the capital costs for the Ann Mason Project.

Initial capital requirements (preproduction) are estimated to be $1,010.4 million.  Production starts in Year 1 and the tail end of the start-up capital requirements will be partially offset by revenue in that year.  Capital requirements for Year 1 total $272.9 million.  The indirect and contingency values vary by capital cost item; the percentages applied are shown in Table 12.

Table 11 – Capital Cost Summary

Capital Category	Total Capital ($M)	Preproduction Capital Year -3 to Year -1 ($M)	Production Capital Year 1 ($M)	Sustaining Capital Year 2+ ($M)
Open Pit Mining	729.6	255.4	102.7	371.5
Processing	425.9	337.3	84.3	4.2
Infrastructure	205.1	164.4	16.3	24.5
Environmental	75.3	1.1	0.7	73.5
Indirects	237.5	156.8	36.8	43.9
Contingency	171.9	95.4	32.1	44.5
Total	1,845.4	1,010.4	272.9	562.1

Table 12 – Capital Category Indirect and Contingency Percentages

Capital Category	Indirects (%)	Contingency (%)
Open Pit Mining	10.0	10.0
Processing	18.2	15.2
Infrastructure	20.0	15.0
Environmental	5.0	10.0

Operating Costs

Operating costs were developed for a 100,000 tpd mining and milling operation with a 24-year milling life.  The pre-strip requirements add an additional three years prior to milling commencement.

Diesel fuel pricing is estimated at $1 per litre using a $100/barrel reference price.  This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered.  The price for electrical power was set at $0.064/kWh, based on current Nevada industrial pricing.

G&A costs are based on an average of 53 people; 16 staff and 37 hourly.  Additional charges, such as public relations, recruitment, logistics, and busing, are also included in the G&A costs.  Mine employees will be located in the immediate area, and no camp will be provided or required.

Concentrate transportation costs are estimated using values from logistics firms.  Delivery of the concentrate will be by bulk trailers and hauled either to the port of Stockton, California, or by truck/rail to Coos Bay, Oregon, or Vancouver, Washington, for delivery to customers overseas.  The molybdenum concentrate will be stored in tote bags and delivered to locations in the United States, either Arizona or Pennsylvania.  At this level of study, no definitive sales contracts have been negotiated.

Port costs consider the handling of the bulk material, assaying, and cost of the referee on the concentrate grade.

Shipping to smelter cost is based on current seaborne rates for delivery to various smelters in the Pacific Rim for the copper concentrate.

A summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage is shown in Table 13.  Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

Table 13 – Total Operating Costs

Cost Category	Total ($M)	Cost per Tonne ($/t Mill Feed)	Cost per WMT Concentrate ($/t Concentrate)
Open Pit Mining – Mill Feed and Waste	3,191.0	3.82	-
Processing	4,290.7	5.13	-
G&A	287.5	0.34	-
Subtotal On-Site Costs	7,769.2	9.29	-
Concentrate Trucking	529.4	-	60.02
Port Cost	43.9	-	4.98
Shipping to Smelter/Roaster	202.1	-	22.92
Subtotal Off-Site Costs	775.5	-	87.92
Total	8,544.7	-	-

Economic Analysis

The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The analysis is based on a LOM plan for 24 years at a processing rate of 100,000 tpd.  The decision to use the 100,000 tpd rate was determined early in the study through various trade-off studies.  This provided a reasonable NPV while maintaining LOM capital (including sustaining capital) below $2 billion.

The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow (“DCF”) analysis.  The breakdown of indicated and inferred material utilized in the analysis is shown in Table 14 to highlight the percentage of material currently in the indicated category.  Two additional phases were designed, complete with access, but while still economic, did not benefit the NPV of the overall project at current metal prices.  These demonstrate upside potential for the mine.

The DCF analysis was completed using different metal prices with low, base, high and spot price cases examined.  All of the prices in those options were below the three-year trailing average prices for each of the metals as of September 17, 2012.  Table 15 highlights the case metal prices.

Table 14 – DCF Tonnes and Grade by Phase and Category

Phase	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Mill Feed (Mt)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)	Waste (Mt)	Strip Ratio
	Indicated					Inferred
1	53.4	0.31	0.004	0.01	0.39	-	-	-	-	-	143.7	2.69
2	92.7	0.32	0.006	0.02	0.49	5.3	0.28	0.004	0.02	0.34	239.8	2.45
3	106.1	0.35	0.004	0.03	0.68	59.0	0.32	0.002	0.03	0.62	340.8	2.06
4	193.0	0.32	0.004	0.03	0.55	87.5	0.29	0.003	0.03	0.62	534.7	1.91
5	117.1	0.30	0.005	0.03	0.59	122.3	0.27	0.003	0.03	0.64	549.7	2.30
Total	562.3	0.32	0.005	0.03	0.56	274.1	0.29	0.003	0.03	0.63	1,808.7	2.16
	67%					33%

Table 15 – Metal Prices by Scenario

Metal	Unit	Low Case	Base Case	High Case	Spot Case (Oct. 15/2012)
Copper	$/lb	2.75	3.00	3.25	3.71
Molybdenum	$/lb	13.50	13.50	13.50	10.43
Silver	$/oz	15.00	22.00	26.00	33.22
Gold	$/oz	1,100.00	1,200.00	1,300.00	1,736.00

The Base Case is the scenario chosen by AGP and the Company, with the other scenarios showing price sensitivities.  The results for the Base Case indicate the potential for a NPV7.5 of $1,106 million with an IRR of 14.8%.  The payback period is 5.6 years, with payback occurring in the sixth year of production (Table 16).

Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at $14.6 billion or 93.2% of the total revenue.  This is followed by molybdenum at $449 million for 2.9% of the revenue, then gold $432.8 million (2.8%) and silver $172.2 million (1.1%).

The metal terms considered copper smelting to cost $65 per dry metric tons (“dmt”) and refining to cost $0.065/lb for an average concentrate grade of 30%.  The molybdenum roasting fees would be $1.15/lb with 99% payable.  Silver and gold would both be payable at 97% with refining charges of $1.00/oz Ag and $10.00 /oz Au.

Table 16 – Discounted Cash Flow Results

Cost Category	Units	Low Case	Base Case	High Case	Spot Case (Oct 15/2012)
Operating Costs
Open Pit Mining	(M$)	3,191.0	3,191.0	3,191.0	3,191.0
Processing	(M$)	4,290.7	4,290.7	4,290.7	4,290.7
G&A	(M$)	287.5	287.5	287.5	287.5
Concentrate Trucking	(M$)	529.4	529.4	529.4	529.4
Port Costs	(M$)	43.9	43.9	43.9	43.9
Shipping to Smelter	(M$)	202.1	202.1	202.1	202.1
Subtotal Operating Costs	(M$)	8,544.7	8,544.7	8,544.7	8,544.7
Capital Costs
Open Pit Mining	(M$)	729.6	729.6	729.6	729.6
Processing	(M$)	425.9	425.9	425.9	425.9
Infrastructure	(M$)	205.1	205.1	205.1	205.1
Environmental Costs	(M$)	75.3	75.3	75.3	75.3
Indirect	(M$)	237.5	237.5	237.5	237.5
Contingency	(M$)	171.9	171.9	171.9	171.9
Subtotal Capital Costs	(M$)	1,845.4	1,845.4	1,845.4	1,845.4
Revenue (after smelting, refining, roasting, payables)	(M$)	14,249.4	15,629.9	16,985.4	19,458.5
Net Cash Flow (Revenue-Operating-Capital)	(M$)	3,859.4	5,239.9	6,595.4	9,068.4
Net Present Value
NPV @ 5%	(M$)	1,223	1,918	2,602	3,846
NPV @ 7.5%	(M$)	589	1,106	1,614	2,538
NPV @ 10%	(M$)	182	576	964	1,669
IRR	(%)	11.6	14.8	17.8	22.9
Payback Period	Years (Year paid)	7.1 (Yr 8)	5.6 (Yr 6)	4.7 (Yr 5)	3.8 (Yr 4)

Table 17 shows other key production statistics developed as part of the analysis.

Sensitivity to various inputs were examined on the Base Case.  The items varied were recovery, metal prices, capital cost, and operating cost.  The results of that analysis are shown in Figure 20 and Figure 21.

Table 17 – Metal Production Statistics, Cash Cost Calculations and Key Economic Parameters

Cost Category	Units	Value
Total Operating Cost	$/t plant feed	10.22
Mine Life	years	24
Initial Capital Costs (Year -3, Year -2, Year -1)	(M$)	1,010.4
Year 1 Capital Costs	(M$)	272.9
Sustaining Capital Cost	(M$)	562.1
Total Mine Capital	(M$)	1,845.4
Payable Copper
Initial 5 Years Average Annual Production	(Mlb)	217
Average Annual Production – LOM	(Mlb)	214
Total LOM Production	(Mlb)	5,144
Payable Molybdenum
Initial 5 Years Average Annual Production	(Mlb)	1.9
Average Annual Production – LOM	(Mlb)	1.5
Total LOM Production	(Mlb)	36.4
Copper Concentrate
Initial 5 Years Average Annual Production	dmt	340,800
Average Annual Production – LOM	dmt	336,900
Total LOM Production	dmt	8,085,800
Molybdenum Concentrate
Initial 5 Years Average Annual Production	dmt	1,600
Average Annual Production – LOM	dmt	1,300
Total LOM Production	dmt	30,400
Cash Costs – Year 1 to Year 5
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.8
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.6
Cash Costs – LOM
Copper Cash Cost without Credits (Mo, Au, Ag)	$/lb	1.66
Copper Cash Cost with Credits (Mo, Au, Ag)	$/lb	1.46
Net Annual Cash Flow
Year 1 to Year 5	(M$)	187.3
LOM	(M$)	227.4

Figure 20 – Spider Graph of Sensitivity of NPV7.5%

Figure 21 – Spider Graph of IRR Sensitivity

The greatest sensitivity for developing the Ann Mason deposit is metal prices.  The Base Case prices that are used consider a price of copper at $3.00/lb.  Three-year trailing average price for copper as of September 17, 2012 was $3.61/lb.  The Base Case copper price is 27% lower than the three-year average.  A further 20% reduction of that price would see a copper price of $2.40/lb.

The second most sensitive parameter is recovery.  To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion.  Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis.  Recovery testwork has not indicated recoveries in the range of 75% which the -20% change in recovery would represent.  As copper represents 93.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the economics, but may not be realistic.

The operating cost is the next most sensitive item.  With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics.  Any opportunity to shorten waste hauls would have a positive effect on the economics.

The least most sensitive item is capital cost.  While changes in the cost have an effect, in comparison to the other three parameters, its effect is more muted.  If the capital costs go up by 20%, the net present value change from the base drops to $849 million from $1,106.

The discounted cash flows in the PEA are pre-tax.  Taxable income for income tax purposes is as defined in the Internal Revenue Code and regulations issued by the Department of Treasury and the Internal Revenue Service.  The Federal income tax rate is approximately 35% in accordance with Internal Revenue Service Publication 542.

Nevada does not have a State corporate income tax.  However, Nevada has a Net Proceeds of Mining Tax, which is an ad valorem property tax assessed on minerals mined or produced in Nevada when they are sold or removed from the State.  The tax is separate from, and in addition to, any property tax paid on land, equipment and other assets.  In general, while the tax rate applied to the net proceeds is based on a sliding scale depending on the net proceeds as a percentage of gross proceeds, the effective rate is 5%.

No royalties are payable to the United States Government for the Ann Mason Project, as set out in the PEA.

Environmental

In the course of considering Entrée’s approved PoO, the BLM prepared an Environmental Assessment (the “EA”) that considered the potential impact of the PoO on the environment.  Substantial environmental studies were conducted in the preparation of the EA.  These studies documented that historic and pre-historic cultural resources, habitat of certain special interest species of plants and/or wildlife, and other concerns exist or could exist in the vicinity of Ann Mason.

Mining has been a significant business in Nevada for many years, and many mines have been permitted on the public lands in Nevada.  Consequently the regulatory agencies are familiar with mining activities, and complying with the respective agency permit application requirements allows permits to be issued in a rather timely manner.  The most important, time consuming, and costly permits/approvals required for the development of Ann Mason are:

•	Plan of Operations approval by the BLM.

•	Water Pollution Control Permit from the NDEP - BMRR.

•	Reclamation Permit from the BMRR.

•	Air Quality Permit from the NDEP - Bureau of Air Pollution Control.

•	Special Use Permit from Lyon County and Development Permit from Douglas County.

With the PEA completed and better understanding of the size and scope of the Ann Mason Project, the data collection and testwork can begin to prepare for the next stage of study and ultimately permit applications.

Basic data collection needs to commence as soon as possible covering a wide range of diverse subjects: weather, water flows, vegetation, wildlife, and socioeconomic.  A comprehensive program will need to be established to collect the required information necessary to comply with the respective agency permit application requirements.  This is of critical importance to ensure that the permits may be issued in a timely manner.

A detailed Prefeasibility plan will be required to build upon the other information collected.  Data collection and testwork should coincide with portions of the permit application process.  Detailed environmental and engineering information must be collected in at least the following areas:

•	Seasonal data of at least 12 months may be required for some of the elements above.

•
Reclamation of mine activities will be a significant part of the BLM Plan of Operations and the BMRR, and plans for closure must be approved by both agencies prior to initiation of mining activities.  Entrée will work with both agencies to develop cost effective reclamation methods including reclamation concurrently with mine operations as appropriate.  Reclamation costs will be developed along with detailed mine development plans, and an acceptable reclamation bond will be posted with the BLM.

All aspects of the Ann Mason Project must be designed and operated to avoid and/or minimize environmental impacts as required by the permits.  Air quality, water quality, and operating parameters will be monitored, also as required by the permits.  Specific details of Ann Mason design, operation, and monitoring will be developed through consultation with the appropriate agencies and through preparation of specific permit applications.

In general, Lyon and Douglas Counties and the state of Nevada are receptive to metal mining activities, and mining provides a large part of local and state revenue.  The Company will work with Lyon and Douglas Counties and nearby towns including Yerington, Weed Heights, Mason and communities in Smith Valley to reduce potential impacts.

Near Term Exploration and Development Plans

With the successful completion of the PEA in 2012, Entrée intends to commence work at Ann Mason focused on additional drilling, baseline environmental studies and further optimization of project economics. The primary objectives of the planned work are to confirm that advancement of Ann Mason to Pre-Feasibility is warranted and to collect long lead time baseline data.

Planned drilling will focus on extending and upgrading the Ann Mason deposit within current pit shell designs, expanding the Blue Hill oxide and sulphide zones of mineralization and testing multiple exploration targets that have the potential to result in the discovery of new zones of oxide and sulphide mineralization on the property.

At the northeast, north and northwest margins of the Ann Mason deposit, drilling to potentially extend mineralization within the current pit design could reduce the waste-to-mineralization strip ratio, resulting in improvements to Ann Mason Project economics. The northeast margin of the Ann Mason deposit is currently defined by strong mineralization encountered in drill holes D149, D167, D172 and EG-AM-11-014.  The drill holes intersected 120 m to more than 450 m of ≥ 0.3% Cu within current pit shells.  Chalcopyrite and bornite are the dominant copper sulphide minerals.  This zone of mineralization remains open to the northeast along a distance of more than 550 m and up to 500 m between the drill holes and the proposed pit shell.  At the northwest margin of the deposit, mineralization encountered in drill holes EG-AM-11-015 and 029 remains open along a distance of more than 200 m.

At Blue Hill, copper oxide and mixed oxide-sulphide mineralization remains open in several directions.  To the southeast, oxide and mixed mineralization occurs in thinner, locally higher grade zones below the low angle Blue Hill Fault but remains open.  Recent mapping at Blue Hill, accompanied by re-logging of selected drill holes, indicates oxide mineralization remains open to the west and northwest.  Two previous drill holes, interpreted to have penetrated late, weakly mineralized or unmineralized dykes require drilling of adjacent holes to determine if mineralization can be extended to the west, beyond the current limit of drilling. Drilling of the underlying sulphide target at Blue Hill remains very widely-spaced, having identified a target area more than one kilometre in width, which remains open in most directions.  Significant molybdenum mineralization was also intersected in two of the drill holes targeting the sulphide mineralization.

The area between the Ann Mason and Blue Hill deposits has seen some wide-spaced, mostly shallow drilling and therefore the potential to host additional sulphide and oxide mineralization remains as a strong target. Drill hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, returned a weighted average of 0.28% oxide copper over 13.8 metres, starting at 22.2 metres depth.  Further drilling will be required in this area and if successful could provide additional mineralization for a potential SX/EW operation. South of Ann Mason, recent soil surveying and mapping indicates potential for near surface oxide copper mineralization that could be included in an overall study of alternatives to optimize the Ann Mason Project and reduce the current strip ratio in the Ann Mason deposit PEA mine design.

Other high-priority targets on the Ann Mason Project property require further exploration and development.  These include the Roulette sulphide target, the Blackjack IP and copper-oxide targets and the Minnesota copper skarn target.  In the Blackjack area, IP and surface copper oxide exploration targets have been identified for drill testing.  The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

Baseline environmental studies, to include wildlife, biology and cultural surveys, are planned for the first half of 2013.

NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in the United States, Australia and Peru as follows.  For additional information regarding these non-material properties, including Entrée’s ownership interest and obligations, see the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2012, which is available on SEDAR at www.sedar.com.

•
Lordsburg and Oak Grove Properties, New Mexico.  The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico.  Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  No work was completed in 2012.  Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

Work on the 1,435 hectare Oak Grove property to date has consisted of permitting, negotiation of access agreements, a 17 line-kilometre IP survey and a 50 line-kilometre magnetic survey. The work defined moderate chargeability anomalies associated with a strong, circular magnetic feature.  No work was completed in 2012.

•
Shamrock Property, Nevada.  The Shamrock property is a copper skarn exploration target located in the Yerington copper porphyry district in western Nevada, approximately 5 km southeast of the Ann Mason Project.

•	Eagle Flats Property, Nevada. The Eagle Flats property consists of 58 unpatented lode claims, 65 kilometres east of Yerington, in Mineral County, Nevada.

•
Blue Rose Joint Venture, Australia.  The Blue Rose copper-iron-gold-molybdenum joint venture property covers exploration licence 5129 in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 1,000 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

A soil sampling program was completed over the Golden Sophia shallow gold target in August 2011. The survey confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 m to the northeast.

•
Mystique Farm-Out, Australia. Mystique is an early stage gold exploration property comprised of exploration licence E28/1915, held by Entrée.  The property is located in the Albany-Fraser Province of West Australia.

•
Lukkacha Property, Peru. The Lukkacha property is located in Tacna Province of southeastern Peru.  The property consists of seven concessions totalling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district.  The property is situated within 50 kilometres of the international border with Chile, and initiation of further exploration (geophysics and drilling) is subject to Entrée obtaining a Supreme Decree allowing it to work on the property.

RISK FACTORS

This AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business.  Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in the Company’s Common Shares involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating Entrée and our business before purchasing the Company’s Common Shares.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing Entrée.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

Legal and Political Risks

On February 27, 2013, Entrée received Notice from MRAM regarding the Entrée-OTLLC Joint Venture’s mining licences.

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves, and has requested that the Minerals Resource Council go over its previous conclusion that the reserves should be submitted to MRAM.  The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council because it was not within the authority of the Ministry of Mineral Resources and Energy to order that the reserves be registered.  The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended.  The mining licences have not been revoked or cancelled.

Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or lease of the licences, including by filing an official complaint with the Prime Minister asking him to amend Order No. 43 and an official compliant with the Head of MRAM asking him to revoke the Notice.  However, any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée-OTLLC Joint Venture, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Joint Venture Property assets, including the mining licences.  Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law.  In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Investment Agreement.  The Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Investment Agreement.  The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures.  Entrée is not a party to the Investment Agreement and does not have any direct rights under the Investment Agreement.  In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Joint Venture Property assets, including by invoking the international arbitration procedures under the Investment Agreement.  There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding.  Without an effective means of enforcing the terms of the Earn-In Agreement or the Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation.

Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, OTLLC, Turquoise Hill or Rio Tinto, whether or not formal, would likely result in significant expense and diversion of management’s attention.

Entrée may have to make certain concessions to the Government of Mongolia.

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a “Strategic Deposit”) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country at the national and regional levels, or that is generating or has the potential to generate more than five percent (5%) of Mongolia’s Gross Domestic Product in any given year.  Either the Mongolian Government or Parliament may initiate proposals to declare a mineral resource as being a Strategic Deposit, but Parliament must approve any such proposal.  Essentially, a Strategic Deposit is any deposit that Parliament has deemed, or may hereafter deem, to be large and/or valuable enough to warrant being so designated.

The 15 Strategic Deposits that have to date been specified as such by Parliament have no defined coordinates.  They each consist of concentrations of mineralization in a general area that is identified only by a name.  Licence areas, on the other hand, are precisely defined by coordinates.  Thus it is not feasible to definitively determine whether or not any given licence area is within, or overlaps, a Strategic Deposit.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

While Entrée has never received any formal notification from MRAM that the Hugo North Extension deposit or the Heruga deposit are Strategic Deposits, the Ministry of Mining has indicated that it considers the deposits on the Joint Venture Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural.  If the Hugo North Extension and Heruga deposits are Strategic Deposits, the Government of Mongolia may seek to enter into an agreement with Entrée pursuant to which it may acquire up to 34% of Entrée’s interest in the Joint Venture Property.  It is not certain what form this agreement would take, or on what terms the Government of Mongolia would seek to acquire 34% of Entrée’s interest in the Joint Venture Property.

Entrée’s ability to carry on business in Mongolia is subject to legal and political risk.

Entrée’s interest in the Joint Venture Property and Shivee West are not covered by the Investment Agreement.  Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented.  There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.  The political, social and economic environment in Mongolia presents a number of serious risks, including:  corruption, requests for improper payments or other corrupt practices; uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and/or property rights; the effects of local political, labour and economic developments, instability and unrest; currency fluctuations; and significant or abrupt changes in the applicable regulatory or legal climate.  In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of the Lookout Hill property, including the ability to access power, transport and sell product and access labour, supplies and materials.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée’s original investment or to compensate for the loss of the current value of its interest in the Lookout Hill property.  Entrée’s interest in the Lookout Hill property may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing.  The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation.  There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  Although some legal title risks in respect of Lookout Hill may be mitigated by the fact that the licences are included in the contract area of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its interest in the Lookout Hill property, or the underlying legislation upon which that interest is based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée’s rights and obligations.  Local institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable.  In addition, Entrée’s licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia.  Legal redress for such actions, if available, is uncertain and can often involve significant delays.

Entrée may be subject to risks inherent in legal proceedings.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit.  The nature and results of any such proceedings cannot be predicted with certainty.  Any potential future claims and proceedings are likely to be of a material nature.  In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty.  The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse affect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects.  In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects.

Entrée may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions.  Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.  Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation.

Entrée’s rights to use and access certain land area could be adversely affected by the application of Mongolia’s Resolution 140 or Resolution 175.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi mining complex.  These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi mining complex.  A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi mining complex.  These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex.  Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OTLLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement.  If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175.  While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated.  As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Joint Venture Property will likely be considered unnecessary.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s interest in the Lookout Hill property or make it more difficult or expensive to develop the property and carry out mining.

The Government of Mongolia has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment.  However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.  This was evidenced by revisions to the Minerals Law in 2006.  In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the “Canadian Double Tax Treaty”).

On May 17, 2012, the Mongolian Parliament adopted SEFIL, which regulates investment by foreign investors and state owned legal entities into sectors of strategic importance, including minerals.  The full impact of SEFIL is not yet known as there is a lack of clarity in many of the provisions and some of the regulations setting out the procedure for reviewing requests and making decisions in accordance with SEFIL have not yet been formalized.

On December 7, 2012, the Office of the President of Mongolia published a draft revised Minerals Law, which proposes to introduce a new regulatory regime with new legal concepts.  The draft law reaffirms the exiting list of Strategic Deposits approved by Parliamentary Resolution #27 dated February 6, 2007, and provides for “mining agreements” to be entered into between the Government of Mongolia and licence holders.  Under these mining agreements, the Mongolian State has the right to take an equity interest in the licence holder for no consideration.  The draft law also provides: that licence transfer agreements will only be valid upon registration with MRAM and state-owned entities shall have a pre-emptive right to licences being transferred; for more extensive grounds under which licences may be revoked; and that not less than 34% of the equity in a foreign-invested mining licence holder must be held by a Mongolian citizen.  As currently drafted, the draft law does not provide for any transitional provisions relating to existing licences nor the rights and obligations of licence holders under the existing system.  It is expected that a new working group will be formed to further develop the draft law before it is submitted to Parliament, sometime after the spring session.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty, if SEFIL is implemented or interpreted in a manner that is not favourable to foreign investment, or if a new Minerals Law that is not favourable to foreign investment is adopted, it could have an adverse effect on Entrée’s operations in Mongolia and future cashflow, earnings, results of operations and financial condition.

There can be no assurance that the present government, or a future government, will refrain from enacting legislation or adopting government policies that are adverse to Entrée’s interests or that impair Entrée’s ability to explore Shivee West and/or OTLLC’s ability to develop and operate the Oyu Tolgoi mining complex on the basis presently contemplated, which may have a material, adverse impact on Entrée and the Company’s share price.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée’s business.

Mining operations and exploration activities are subject to extensive laws and regulations.  These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs, delays and other effects associated with these laws and regulations may impact Entrée’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties.  Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.  Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company’s share price.

Entrée is not presently a party to the Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement.

Entrée is not presently a party to the Investment Agreement.  Although OTLLC has agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Investment Agreement or a separate stability agreement on substantially similar terms to the Investment Agreement, unless and until Entrée becomes a party to the Investment Agreement, there can be no assurance that Entrée will be entitled to all of the benefits of the Investment Agreement, including stability with respect to taxes payable.  Until such time as Entrée becomes a party to the Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011.  The rates of the surtax royalty vary from 1% to 5% for minerals other than copper.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.  In order to become a party to the Investment Agreement or another similar type of agreement, the Government of Mongolia may require Entrée or the Entrée-OTLLC Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-OTLLC Joint Venture, Entrée LLC or the economic benefit of Entrée’s interest in the Joint Venture Property or the scope of the lands to be covered by the Investment Agreement or other similar type of agreement.

Entrée may experience difficulties with its joint venture partners.

While the Entrée-OTLLC Joint Venture is operating under the terms of the form of joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties.  There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cashflow, earnings, results of operations and financial condition.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition.

Risks Associated With The Development of the Oyu Tolgoi Mining Complex.

The Joint Venture Property forms part of the Oyu Tolgoi mining complex.  As a result, certain risk factors associated with the development of the Oyu Tolgoi mining complex are also applicable to Entrée and may adversely affect Entrée, including the following.

There can be no assurance that Turquoise Hill will be capable of raising the additional funding that it needs to complete the development of the Oyu Tolgoi mining complex, including the Hugo North Extension and Heruga deposits.

Timely development of the Oyu Tolgoi mining complex depends upon Turquoise Hill’s ability to maintain an adequate and reliable source of funding.  Under the MOA, Turquoise Hill and Rio Tinto agreed to a comprehensive financing plan for the completion and start-up of phase 1 of the Oyu Tolgoi mining complex; however, volatility in the capital markets and other factors may adversely affect Turquoise Hill’s ability to acquire the remaining project finance component.  The Oyu Tolgoi mining complex is in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders.  Failure to obtain sufficient additional financing would likely have a materially adverse impact on OTLLC’s ability to maintain the current  development plans and schedule for future phases of the Oyu Tolgoi mining complex, including Lift 1 and Lift 2 of the Hugo North Extension deposit and the Heruga deposit.

Development of the Oyu Tolgoi mining complex may involve unexpected problems or delays.

Development of the Oyu Tolgoi mining complex may be subject to unexpected problems or delays for any number of reasons, including OTLLC’s inability to raise the additional funding that it needs to complete the development of the Oyu Tolgoi mining complex, Government of Mongolia requests to renegotiate the Investment Agreement and Government proposals to levy additional taxes and royalties against OTLLC.  On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Investment Agreement.  In its proposed 2013 budget, the Government of Mongolia included revenue from the application of a progressive royalty scheme to Oyu Tolgoi.  However, the Investment Agreement provides a stabilized royalty rate of 5% over the life of the agreement and specifies that new laws made after its signing will not apply to Oyu Tolgoi.  Turquoise Hill has stated that any change to Oyu Tolgoi’s royalty rate would require the agreement of all parties to the Investment Agreement.  In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Investment Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance.  According to Turquoise Hill, it and Rio Tinto are continuing discussions with the Government of Mongolia with a goal of resolving the issues in the near term.  On February 28, 2013, the OTLLC board of directors approved continued funding to progress the Oyu Tolgoi project as discussions with the Government of Mongolia proceed.  Turquoise Hill has stated that phase 1 commercial production from the Southern Oyu open pits is expected to be reached by the end of June 2013, subject to the resolution of the issues being discussed with the Government.  There can be no assurance that the present or a future Parliament will refrain from enacting legislation that undermines the Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement that impair the ability of OTLLC, Turquoise Hill or Rio Tinto to develop and operate the Oyu Tolgoi mining complex on the basis presently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new mine, including the Oyu Tolgoi mining complex.  These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi mining complex, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; the need to obtain necessary environmental and other government permits, and the timing of those permits; the availability of funds to finance construction and development activities; and delays in any of the steps required to achieve commercial production, and the costs which would result from those delays (which could significantly exceed those currently projected).  The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi mining complex.  It is common in new mining operations to experience unexpected problems and delays during development, construction and mine start-up.  In addition, delays in the commencement of mineral production often occur.  Accordingly, there is no assurance that future development activities will result in profitable mining operations.

Rio Tinto controls the development of the Oyu Tolgoi mining complex, including the Joint Venture Property.

OTLLC has earned either a 70% or 80% interest in the Joint Venture Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée-OTLLC Joint Venture management committee.  Rio Tinto, which beneficially owns 20.7% of the Company’s issued and outstanding shares, controls the business and affairs of Turquoise Hill and OTLLC.  Under the Heads of Agreement and MOA, Rio Tinto: is responsible for the management of the building and operation of the Oyu Tolgoi mining complex (which includes the Heruga and Hugo North Extension deposits on the Joint Venture Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Joint Venture Property; and prepares all programs and budgets for approval by the OTLLC board.  The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company’s other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company’s other shareholders.

The Investment Agreement includes a number of future covenants that may be outside of the control of the investors to complete.

The Investment Agreement commits Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi mining complex.  While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation.  Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto.  For example, OTLLC is obligated to utilize only Mongolian power sources within four years of commencing commercial production.  Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers.  Non-fulfillment of any obligation may result in a default under the Investment Agreement.  Such a default could result in a termination of the Investment Agreement, which may have a material adverse impact on Entrée and the Company’s share price.

Risks Associated With the Funding Agreement

Short term fluctuations in mineral prices may expose the Company to trading losses.

Under the Funding Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm.  The Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm.  To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Certain events outside of Entrée’s control may be an event of default under the Funding Agreement.

If an event of default occurs under the Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover.  Some potential events of default may be outside of Entrée’s control, including a partial or full expropriation of Entrée’s interest in the Joint Venture Property which is not reversed during the abeyance period provided for in the Funding Agreement.  If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it will have a material adverse impact on Entrée’s business, financial condition assets and prospects, and on the Company’s share price.

Risks Associated With Mining

Resource and reserve estimates, including estimates for the Hugo North Extension, Heruga, Ann Mason and Blue Hill deposits, are estimates only, and are subject to change based on a variety of factors.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site.  Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.  Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources.  Should such reductions occur, the discontinuation of development or production might be required.  The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles.  The estimated amount of contained metals in probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates in the Company’s disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Entrée and the Company’s share price.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Entrée expects to derive revenues, if any, from the extraction and sale of precious and base metals such as copper, gold, silver and molybdenum.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia’s economies.  The ongoing European sovereign debt crisis has created significant uncertainty and could lead to a prolonged recession in Europe which may, in turn, adversely affect the economic outlook for countries in other regions of the world and result in reduced demand for commodities, including base and precious metals.

The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée’s exploration projects, cannot accurately be predicted.  Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities.  Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources.  These factors could have an adverse impact on Entrée’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company’s share price.

Entrée has interests in properties that are in the exploration and development stages.  There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities.

Mineral reserves have been established on the Hugo North Extension deposit at Lookout Hill.  Mineral resources have been outlined on the Hugo North Extension and Heruga deposits at Lookout Hill and the Ann Mason and Blue Hill deposits in Nevada.  Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and the property is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit or recover all of the funds that it has expended on exploration.

Development of a mineral property is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that commercial quantities of ore will be discovered on any of the exploration properties in which Entrée has an interest.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production.  The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.  In all probability, exploration properties in which Entrée has an interest do not contain any mineral reserves and any funds that Entrée spends on exploration will be lost.

There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any required permits.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs.  If required permits cannot be obtained or maintained, Entrée or its joint venture partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée’s business could fail.

Entrée is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent.  Non-compliance with such regulations could materially adversely affect Entrée.

Entrée’s operations are subject to environmental regulations in the various jurisdictions in which it operates.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée’s operations.  Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of Entrée’s operations.  To the extent that such approvals are required and not obtained, Entrée may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Entrée and its share price.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor’s office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded.  Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.

In the United States, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program.  A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

There can be no assurance that the interest held by Entrée in exploration and development properties is free from defects.

Entrée’s title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

Entrée has investigated title to the Shivee Tolgoi and Javhlant mining licences and Entrée is satisfied that the title to these licences is properly registered in the name of Entrée LLC, and that all required fees have been paid.  Entrée has investigated the title to the claims comprising the Ann Mason Project and is satisfied that the title to these claims is properly registered in the name of MIM, Entrée US or the party from whom Entrée is acquiring its interest, and that the claims are currently in good standing.

Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRAM, Mongolia’s Resolution 140 and/or 175 or otherwise.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In Mongolia, should a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the mining concessions and mining claims in any of the jurisdictions in which it operates.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.  If Entrée fails to pay the appropriate annual fees or if Entrée fails to timely apply for renewal, then these licences may expire or be forfeit.

If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property), Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.

If mineral reserves in commercially exploitable quantities are established on any of Entrée’s properties (other than the Joint Venture Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis.  If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée’s properties.  There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

Mineral exploration and development is subject to extraordinary operating risks.  Entrée does not currently insure against these risks.

Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Entrée’s operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure.  Any such event could result in work stoppages and damage to property, including damage to the environment.  Entrée does not currently maintain any insurance coverage against these operating hazards.  The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

Climatic Conditions can affect operations.

Mongolia's weather varies to the extremes, with summer temperatures ranging up to 35° Celsius or more to winter lows of minus 31° Celsius.  Such adverse conditions often preclude normal work patterns and can severely limit exploration and mining operations, usually making work difficult from November through to March.  Although good project planning can ameliorate these factors, unseasonable weather can upset programs with resultant additional costs and delays.

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring mineral claims.  If Entrée cannot continue to acquire properties to explore for mineral resources, Entrée may be required to reduce or cease operations.

The mineral exploration, development, and production industry is largely unintegrated.  Entrée competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.

Entrée competes with many companies possessing greater financial resources and technical facilities.  This competition could adversely affect its ability to acquire suitable prospects for exploration in the future.  Accordingly, there can be no assurance that Entrée will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

Risks Related To Our Company

Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.

Although Entrée has been in the business of exploring mineral resource properties since 1995, mineral reserves have only recently been established on a deposit in which Entrée has an interest.  As a result, Entrée has never had any revenues from its operations.  In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties.  Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Joint Venture Property is brought into production.  Entrée expects to continue to incur significant losses into the foreseeable future.  Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations.  Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

The fact that Entrée has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back.

Entrée has not generated any revenue from operations since its incorporation.  Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée-OTLLC Joint Venture or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at December 31, 2012, Entrée had working capital of approximately $4.7 million.  Subsequent to December 31, 2012, Entrée received approximately US$55 million from Sandstorm pursuant to a comprehensive funding package.  Entrée’s average monthly operating expenses in 2012 were approximately $1.2 million, including exploration, general and administrative expenses and investor relations expenses.  Entrée has a carried interest on all exploration activity carried out on the Joint Venture Property and, due to the nature of Entrée’s other mineral property interests, Entrée has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.

Recent global financial conditions may adversely impact operations and the value and price of the Company’s Common Shares.

Recent global financial and market conditions have been subject to increased volatility.  This increased volatility may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée’s operations could be adversely impacted and the value and the price of the Company’s Common Shares could be adversely affected.

As a result of their existing shareholdings and OTLLC’s right of first refusal, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Rio Tinto’s beneficial shareholdings in the Company potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets.  In addition, Rio Tinto on behalf of OTLLC has operational control over the Joint Venture Property.  OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée-OTLLC Joint Venture.  The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s Common Shares in the future.  This risk is somewhat mitigated by the Funding Agreement, which provides that Sandstorm will vote its shares in the manner specified by the Company’s Board with respect to a take-over of the Company, provided the acquirer has agreed to deliver to Sandstorm a deed of adherence to the Funding Agreement.

The Company’s Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

The Company’s Articles contain provisions requiring the Company to indemnify Entrée’s officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined.  The Company also has indemnity agreements in place with its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter the Company’s shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company’s shareholders.

Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional Common Shares to finance its operations.

Entrée has never generated revenue from operations.  Entrée is currently without a source of revenue and the Company will most likely be required to issue additional Common Shares to finance Entrée’s operations and, depending on the outcome of the exploration programs, may issue additional Common Shares to finance additional exploration programs on any or all of Entrée’s properties or to acquire additional properties.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees options to purchase Common Shares as non-cash incentives to those persons.  Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company’s Stock Option Plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional Common Shares will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.  As at December 31, 2012 Entrée had outstanding options exercisable into 9,223,000 Common Shares which, if exercised as at March 28, 2013 would represent approximately 6.29% of its issued and outstanding Common Shares.  If all of these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company’s Common Shares.

Earnings and Dividend Record.

The Company has no earnings or dividend record.  The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company’s current intention is to apply any future net earnings to increase its working capital.  Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company’s Common Shares.  The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of Common Shares.

Conflicts of Interest.

Peter Meredith is a director of Turquoise Hill and is also a director of the Company.  In addition, certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée’s directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.

Dependence on Key Management Employees.

Entrée’s ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now, and in the future, will depend on the efforts of key management figures.  The loss of any of these key people could have a material adverse effect on Entrée’s business.  Entrée does not currently maintain key-man life insurance on any of its key employees.

Fluctuations in Currency Exchange Rates.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than United States dollars, may significantly impact Entrée’s financial position and results.  Entrée faces risks associated with fluctuations in Canadian, United States, Australian, Peruvian and Mongolian currencies.

The Company is subject to the U.S. Foreign Corrupt Practices Act.

The Company is subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity.  The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls.  Entrée’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control.  Entrée discourages these practices by its employees and agents.  However, Entrée’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible.  Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with the FCPA and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and its share price.

The Company believes that it was a passive foreign investment company during 2012, which may have a material effect on U.S. holders.

The Company believes it was a “passive foreign investment company” (“PFIC”) during the year ended December 31, 2012 and may be a PFIC for subsequent tax years, which may have a material effect on United States shareholders (“US Holders”).  United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations.  A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder.  The United States federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of common shares will depend on whether such US Holder makes an election to treat the Company as a “qualified electing fund” or “QEF” under Section 1295 of the Code (“QEF Election”) or a mark-to-market election under Section 1296 of the Code (“Mark-to-Market Election”).  Upon written request by a US Holder, the Company will make available the information necessary for such US Holder to make QEF Elections with respect to the Company.  Additional adverse rules would apply to US Holders for any year the Company is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC.

It may be difficult to enforce judgements or bring actions outside the United States against the Company and certain of its directors.

The Company is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States.  A substantial part of the assets of several of these persons are located outside the United States.  As a result, it may be difficult or impossible for an investor:  to enforce in courts outside the United States judgements obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

DIVIDENDS

The Company has not declared any dividends on its Common Shares since the inception of our Company on July 19, 1995.  There is no restriction in the Company’s Articles that will limit its ability to pay dividends on its Common Shares.  However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 128,877,243 were issued and outstanding at December 31, 2012 and 146,734,385 are issued and outstanding at March 28, 2013.  Each Common Share is entitled to one vote.  All Common Shares of the Company rank equally as to dividends, voting power and participation in assets.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds.  Provisions as to modification, amendments or variation of such rights or such provisions are contained in the Business Corporations Act (British Columbia) and the Company’s Articles.

MARKET FOR SECURITIES

The Company’s Common Shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company’s symbol is “ETG” and its CUSIP number is 29383-100.  The Company’s Common Shares are also traded on the NYSE MKT under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA” (WKN:121411).

Trading History

The following tables sets forth, for each month of the most recently completed financial year, the price range and volumes traded or quoted on the TSX (as reported by the TSX) and the NYSE MKT (as reported by NYSE MKT):

TSX Trading 2012
	High Cdn$	Low Cdn$	Close Cdn$	Volume
January	1.41	1.16	1.27	1,119,663
February	1.38	1.21	1.29	789,101
March	1.38	1.20	1.25	1,202,474
April	1.30	0.93	1.08	1,116,542
May	1.13	0.65	0.71	1,230,002
June	0.76	0.59	0.63	988,489
July	0.66	0.54	0.56	1,080,555
August	0.74	0.53	0.64	1,255,173
September	0.79	0.56	0.57	3,041,805
October	0.59	0.39	0.46	4,094,633
November	0.70	0.42	0.45	3,693,871
December	0.47	0.40	0.45	2,326,768

NYSE MKT Trading 2012
	High $	Low $	Close $	Volume
January	1.39	1.13	1.27	1,863,806
February	1.40	1.20	1.35	1,922,319
March	1.41	1.19	1.30	1,408,596
April	1.30	0.94	1.09	1,379,193
May	1.16	0.63	0.68	1,370,342
June	0.75	0.58	0.64	1,136,456
July	0.66	0.54	0.54	1,302,773
August	0.75	0.53	0.65	1,704,205
September	0.84	0.56	0.57	3,165,931
October	0.61	0.40	0.47	5,410,117
November	0.70	0.42	0.45	3,338,971
December	0.49	0.41	0.46	2,048,133

The closing price of the Company’s Common Shares as reported by the TSX on December 31, 2012 was C$0.45.

The Company’s Common Shares are issued in registered form.  Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s Common Shares.

On December 31, 2012, the shareholders' list for the Company’s Common Shares showed 1,215 registered shareholders and 128,877,243 Common Shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options.  Since the beginning of the most recently completed financial year, stock options to purchase an aggregate Common Shares were granted.  The following table outlines the details of each grant:

Number of Options	Exercise Price (CDN$)	Grant Date
1,732,500	1.25	January 6, 2012
50,000	1.27	February 1, 2012
100,000	0.73	June 18, 2012

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2012.

DIRECTORS AND OFFICERS

The Company’s Board consisted of eight directors as at December 31, 2012.  The term of office for each director expires at the next annual general meeting following his or her election or appointment.  The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years, and the name and principal business of the organization by which he was employed or with which he is/was involved as an officer, director or beneficial owner of securities with more than a 10% voting position.

Gregory Crowe, President, Chief Executive Officer and Director

Mr. Crowe has been a director and President of the Company since July 3, 2002 and has been Chief Executive Officer of the Company since July 16, 2003.

Mr. Crowe was self-employed from 1997 to 2002, providing exploration and management services for junior resource companies.

Mr. Crowe is a professional geologist with more than 25 years of exploration, business and entrepreneurial experience throughout North America, Latin America, Africa and Southeast Asia.  Prior to joining the Company, Mr. Crowe was a senior executive with Acrex Ventures Ltd., a junior resource company active in Ontario, and co-founder and President of Azimuth Geological Inc., a private consulting company specializing in exploration and management services for junior and major mining companies such as Rio Algom Ltd., the Prime Group and Westmin Resources Limited.  Mr. Crowe also worked for Yuma Copper Corp. from 1994 to 1997, where he was instrumental in transforming Yuma Copper Corp. from a junior exploration company into a copper producer with two mines in Chile.

Mr. Crowe obtained a Bachelor of Geology degree from Carlton University and a Master of Geology degree from the University of Calgary.  He is a member of the Association of Professional Engineers and Geoscientists of British Columbia, and the Prospectors and Developers Association of Canada.

Mark Bailey, Director

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is an exploration geologist with more than 35 years of industry experience.  Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is also currently a director of Dynasty Metals & Mining Inc. and Northern Lion Gold Corp.

Lindsay Bottomer, Vice-President, Business Development and Director

Mr. Bottomer has been a director of the Company since June 28, 2002 and became Vice-President, Corporate Development on October 16, 2005.

Mr. Bottomer is a professional geologist with 40 years experience in global mineral exploration and development with major and junior mining companies, the last 24 years based in Vancouver, BC.  He was President and Chief Executive Officer of Silver Quest Resources Ltd. from 2001 to 2005, and a founding director of Richfield Ventures Corp. until its takeover by New Gold Inc. in June 2011 for approximately $480 million.  Mr. Bottomer has also served as Director of Canadian Exploration with Echo Bay Mines Ltd., and Vice-President of New Projects with Prime Equities International.  Mr. Bottomer is also a director of several other TSX-V and CSNX listed companies in the resource sector.

Mr. Bottomer obtained a Bachelor of Science (Honours) degree in geology from the University of Queensland and a Master of Applied Science degree from McGill University.  Mr. Bottomer is a member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of the Australasian Institute of Mining and Metallurgy.  He is also Past President of the British Columbia and Yukon Chamber of Mines and served for six years from 2002 to 2008 as an elected councillor on the Association of Professional Engineers and Geoscientists of British Columbia.

James Harris, Non-Executive Chairman and Director

Mr. Harris has been a director of the Company since January 29, 2003 and was appointed non-executive Chairman on March 15, 2006.

Mr. Harris is a corporate, securities and business lawyer with over 30 years experience in British Columbia and internationally.  He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance.  Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange.  Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute-certified Director.  Mr. Harris has also completed a graduate course in business at the London School of Economics.

Peter Meredith, Director

Mr. Meredith has been a director of the Company since November 24, 2004.

Mr. Meredith is a seasoned executive with a strong background in corporate management and in key facets of the mining industry, including exploration, mine construction, financing and operations.  Mr. Meredith served as the Chief Financial Officer of Ivanhoe Mines Ltd. (now Turquoise Hill) from June 1999 to November 2001 and from May 2004 to May 2006, and as Deputy Chairman from May 2006 to April 2012.  He was also Chairman of SouthGobi Resources Ltd.  Mr. Meredith is currently a director of Great Canadian Gaming Corporation and Turquoise Hill.

Prior to joining the Ivanhoe Group of Companies, Mr. Meredith, a Chartered Accountant, was a partner and director of Deloitte & Touche.  Mr. Meredith has over 35 years of experience as a business advisor, specializing in regulatory compliance and corporate finance.  He is also a member of the Canadian Institute of Chartered Accountants.

The Rt. Honourable Lord Howard of Lympne, Non-Executive Deputy Chairman and Director

The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007 and was appointed non-executive Deputy Chairman on the same day.

He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer.  He was created a Companion of Honour in the Queen’s Birthday Honours List, 2011.  He serves on a number of other boards and advisory boards.

Alan Edwards, Director

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company, and the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company. He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011, as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia.  Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.  He currently serves on the boards of several other publicly traded companies.

Gorden Glenn, Director

Mr. Glenn has been a director of the Company since June 18, 2012.

Mr. Glenn has over 20 years of mining, exploration and investment banking experience.  He has been the interim Chief Executive Officer, President and a director of Auriga Gold Corp. since July 2012.  Between December 2011 and April 2012 he served as Chief Executive Officer and a director of AMR Mineral Metal Inc.  Between August 2010 and December 2011, Mr. Glenn was the Managing Director of Mining Investment Banking for Desjardins Securities.  Prior to that, Mr. Glenn was the Vice President & Director of Mining Investment Banking at TD Securities.  Holding a BScH in Geological Sciences from Queen’s University in Kingston, Ontario, he started his career as a project geologist with Inmet Mining and Kennecott Canada Inc. before switching to the capital markets where he worked as a mining analyst prior to joining TD Securities in 2005.

Bruce Colwill, Chief Financial Officer

Mr. Colwill was appointed to the position of Chief Financial Officer on February 1, 2011.

Mr. Colwill has over 20 years of experience with public and private companies, in a variety of sectors including oil and gas, biotech, financial services and manufacturing.  Most recently, Mr. Colwill served as Chief Financial Officer of Transeuro Energy Corp., a public oil and gas company and acted as a financial consultant to private and public companies.  Between 2001 and 2009, Mr. Colwill served as Chief Financial Officer of Neuromed Pharmaceuticals Ltd.  Mr. Colwill began his career with KPMG, first in Canada and then in Poland.  Mr. Colwill is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia.  Mr. Colwill holds a BBA from Simon Fraser University.

Robert Cann, Vice-President, Exploration

Mr. Cann has been the Company’s Exploration Manager since July, 2002 and was appointed to the position of Vice-President, Exploration on August 11, 2005.

Mr. Cann has been in charge of the start-up and management of all of the Company’s support operations and exploration projects since July, 2002.  He has extensive experience in project management and development, geological consulting and office management.  Prior to joining the Company, Mr. Cann was Exploration Manager for Spokane/Sand River Resources in Chihuahua, Mexico, from 1999 to 2000.  From 1995 through 1999, Mr. Cann worked as an independent consulting geologist for various companies contemplating property acquisitions in Honduras, Mexico, Peru and Nevada. Mr. Cann holds a Master of Science degree in Economic Geology from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of British Columbia, the Canadian Institute of Mining and Metallurgy (CIMM) and the Society of Economic Geologists.

Mona Forster, Executive Vice President

Ms. Forster joined the Company as Business Manager in October 2003 and was appointed to the position of Executive Vice President in November 2010.

Ms. Forster has over 20 years of experience in administration and management, primarily in the mining industry.  She holds an MBA from Simon Fraser University and was previously an elected director and Chair of the Association for Mineral Exploration British Columbia.  She is also an appointed member of the BC Mineral Exploration and Mining Labour Market Task Force, a government-industry task force struck in 2007 to address the need for skilled and qualified workers within the mining industry in BC.

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken Martineau DuMoulin LLP (from 2008 to 2010) and P. MacNeill Law Corporation (from 2003 to 2008).  She has worked as outside counsel to public companies engaged in international mineral exploration and mining.  She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements.  Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia, and is a member of the Law Society of British Columbia.

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2012.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(2).	No. of securities held on a fully-diluted basis(1)
Gregory Crowe Bowen Island, British Columbia, Canada	1,420,820	Shares: 1,420,820 Warrants: 0 Stock options:960,000 Total: 2,380,820
Mark Bailey Bellingham, Washington U.S.A.	292,922	Shares: 292,922 Warrants: 0 Stock options:915,000 Total: 1,207,922
Lindsay Bottomer North Vancouver, British Columbia Canada	579,985	Shares: 579,985 Warrants: 0 Stock options:785,000 Total: 1,364,985
James Harris Vancouver, British Columbia Canada	343,062	Shares: 343,062 Warrants: 0 Stock options:845,000 Total: 1,188,062
Peter Meredith Vancouver, British Columbia Canada	67,877	Shares: 67,877 Warrants: 0 Stock options:715,000 Total: 782,877
Rt. Honourable Lord Howard of Lympne London, UK	128,800	Shares: 128,800 Warrants: 0 Stock options:735,000 Total: 863,800
Alan Edwards Morrison, Colorado U.S.A	40,000	Shares: 40,000 Warrants 0 Stock options200,000 Total: 240,000
Gorden Glenn Toronto, Ontario Canada	0	Shares: 0 Warrants 0 Stock options100,000 Total: 100,000
Bruce Colwill Vancouver, British Columbia Canada	15,700	Shares: 15,700 Warrants 0 Stock options425,000 Total: 440,700
Robert Cann Nanaimo, British Columbia Canada	129,225	Shares: 129,225 Warrants: 0 Stock options:690,000 Total: 819,225
Mona Forster Vancouver, British Columbia Canada	166,374	Shares: 166,374 Warrants: 0 Stock options:665,000 Total: 831,374
Susan McLeod West Vancouver, British Columbia Canada	9,500	Shares: 9,500 Warrants: 0 Stock options:425,000 Total: 434,500

(1)	As at December 31, 2012.
(2)
Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

To the best of the Company’s knowledge as at December 31, 2012, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 3,194,265 Common Shares (not including Common Shares issuable upon exercise of stock options) representing 2.48% of the then outstanding Common Shares.

Standing Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members.  The members of the Audit Committee are Peter Meredith (chairman), Mark Bailey and Michael Howard. All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles above.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management’s discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

	2012 (US$)	2011 (US$)
Audit Fees(1)	$85,436	$93,412
Audit Related Fees(2)	$25,073	$26,112
Tax Fees(3)	$Nil	$38,028
All other fees(4)	$13,107	$26,949
Total:	$123,616	$184,501

(1)
Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)
Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

(4)
Audit fees associated with: the review of the Company’s short form base shelf prospectus supplement; issuing a consent for the Company’s Registration Statement on Form S-8; and providing a paid-up capital calculation.

Compensation Committee

The Compensation Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for compensation committee members.  The members of the Compensation Committee are: Michael Howard (chairman), Mark Bailey and Alan Edwards.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is appointed by the Board to: (1) assist the Board, on an annual basis, by identifying individuals qualified to become Board members, and to recommend to the Board the director nominees for the next annual meeting of shareholders; (2) to assist the Board in the event of any vacancy on the Board by identify individuals qualified to become Board members, and to recommend to the Board qualified individuals to fill any such vacancy; and (3) to recommend to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are:  James L. Harris (chairman), Alan Edwards, Gorden Glenn and Michael Howard.

Technical Committee

The members of the Technical Committee consist of Alan Edwards (chairman), Mark Bailey, Gorden Glenn, Lindsay Bottomer and Gregory Crowe.  Mr. Edwards is a mining engineer, and Mssrs. Bailey, Glenn, Bottomer and Crowe are geologists.  Neither Mr. Crowe, the President and Chief Executive of the Company, nor Mr. Bottomer, the Vice-President, Business Development of the Company, is an independent director.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Potential Conflicts of Interest

Peter Meredith is a director of Turquoise Hill as well as a director of the Company.  In addition, certain of Entrée’s officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time.  Directors are required by law to act honestly and in good faith with a view to Entrée’s best interests and to disclose any interest which they may have in any of Entrée’s projects or opportunities.  In general, if a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.  In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

PROMOTERS

Not applicable.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On February 27, 2013, Notice was delivered to Entrée by MRAM that by Order No. 43 dated February 22, 2013, the Ministry of Mining has cancelled the 2009 Order registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The registration of reserves is a pre-condition to applying for the conversion of an exploration licence into a mining licence.  The Notice states that the 2009 Order breached Clause 48.4 of the Minerals Law of Mongolia and Clause 9 of the Charter of the Minerals Resource Council.  The Notice, which is not explicitly concerned with the issuance of the mining licences, further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily suspended.  The mining licences have not been revoked or cancelled.  Entrée is currently working to determine the full implications of the Notice and to resolve the temporary suspension of the transfer, sale or lease of the licences, including by filing an official complaint with the Prime Minister asking him to amend Order No. 43 and an official compliant with the Head of MRAM asking him to revoke the Notice.

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Not applicable.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company.  Their address is 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3G9, Telephone:  (604) 689-9853, Facsimile: (604) 689-8144.

MATERIAL CONTRACTS

1.	Equity Participation and Funding Agreement dated February 14, 2013 between Entrée Gold Inc. and Sandstorm Gold Ltd.

See “Description of the Business – Agreements with Sandstorm – Equity Participation and Funding Agreement” above.

2.	Joint Venture Agreement deemed effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).

Pursuant to Earn-In Agreement, a joint venture was deemed to be formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the “Joint Venture Agreement”).

The Joint Venture Agreement contains provisions governing the parties’ activities on the Joint Venture Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Joint Venture Property.

3.
Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.

Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 m on the Joint Venture Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration.  OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was deemed to be formed and the parties were required to enter into the Joint Venture Agreement.  The Joint Venture Agreement was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination.  Those parts include provisions related to the Joint Venture Agreement, title, tenure and related matters and arbitration.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company LLP, Chartered Accountants, in Vancouver, British Columbia.  The Corporation’s audited consolidated financial statements as at and for the years ended December 31, 2012 and 2011 have been filed under National Instrument 51-102 in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting.  Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Institute of Charted Accountants of British Columbia.

AMC Consultants Pty Ltd prepared LHTR13, which forms the basis of the scientific and technical disclosure regarding the Lookout Hill property, a copy of which is available on SEDAR at www.sedar.com.  To the knowledge of the Company, AMC Consultants Pty Ltd, the principals of AMC Consultants Pty Ltd, the authors of the report and their respective employers as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

AGP Mining Consultants Inc. prepared AMTR12, which forms the basis of the scientific and technical disclosure regarding the Ann Mason Project, a copy of which is available on SEDAR at www.sedar.com.  To the knowledge of the Company, AGP Mining Consultants Inc., the principals of AGP Mining Consultants Inc., the authors of AMTR12 and their respective employers as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

Robert Cann, P. Geo, the Company’s Vice President, Exploration is an author of LHTR13.  In addition, Mr. Cann approved the technical information in this AIF and the Company’s news releases and other disclosure documents.  Mr. Cann owns 126,225 Common Shares of the Company and holds options to purchase 1,015,000 Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation is contained in the management information circular for the annual general meeting of the Company’s held on June 18, 2012.  Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2012, 2011 and 2010.  Copies of the information circular, financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, British Columbia V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 28, 2013

ENTRÉE GOLD INC.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on December 16, 2011

I. Purpose of Audit Committee of Entrée Gold Inc. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)
the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the appointment, independence, qualifications, and compensation of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.
Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

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II. Composition

The Committee shall be composed of at least three directors, each of whom the Board determines has no material relationship with the Company, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

Exchange Act Rule 10A-3 requires that each member of the Audit Committee must serve on the Board and satisfy independence requirements.  For the purposes of satisfying the independence requirement, Audit Committee members may not, other than in their capacity as members of the Committee, the Board, or any other committee of the Board (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee2 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Because the Company is currently a foreign private issuer, the Company may seek to take advantage of the following exemptions from the Rule 10A-3 independence requirements:

1.
A non-executive employee of the Company may be exempt from the prohibition of accepting consulting, advisory or other compensatory fees if that employee is elected or named to the Board or Audit Committee pursuant to the Company’s governing laws or constating documents, an employee collective bargaining or similar agreement or other home country legal or listing requirement; and

2.	An Audit Committee member may be exempt from the prohibition of being an affiliate of the Company if:

(a)	The member is an affiliate of the Company or a representative of such an affiliate;

(b)	The member has only observer status on, and is not a voting member or the chair of the Audit Committee; and

(c)	The member nor the affiliate for which such member is a representative is an executive officer of the Company.

These exemptions are only available to the Company so long as it remains a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to fall within the definition of a foreign private issuer, the Company must immediately take steps to cure any independence non-compliance within the Audit Committee.3

All members of the Committee must be financially literate, meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.  One or more members of the Committee shall be, in the judgment of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

2 Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.)  This exception, however, may be overridden by the NYSE Amex and the Audit Committee should, during its routine evaluation of the effectiveness of this Charter, determine whether this exception still applies.
3 If the Company elects to take advantage of either these exemptions, the Audit Committee should periodically review its status as a foreign private issuer as defined by Exchange Act Rule 3b-4(c).  If the Company ceases to qualify as a foreign private issuer, and the Company’s securities are listed on the NYSE Amex, the Company may need to adjust its “independence” criteria to reflect the requirements set forth in Rule 803A of the NYSE Amex Company Guide Rule.

3

If any executive officer of the Company becomes aware of any material non-compliance with the requirements of Exchange Act Rule 10A-3, the Company must provide notification to the exchange on which its securities are listed.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements, including Exchange Act Rule 10A-3, for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which the Company’s securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or one year from the occurrence of the event that caused the member to no longer be independent.

III. Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries.  The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities.  Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the United States Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls.  During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

4

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV. Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis.  Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company.  Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V. Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee.  If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present.  In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board.  All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI. Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.
Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities.  The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

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VII. Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.
Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.
Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.
Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.
Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company.  Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

6

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.
Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.
Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.
In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14.	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.
Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.
Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.
Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.
Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

7

20.
Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.
Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate.

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ANNEX A

PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS

1.
Entrée Gold Inc. (the “Company”) has designated its Audit Committee of its Board of Directors (the “Committee”) to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.
Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as “Confidential” or “To be opened by Committee only”. If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

Entrée Gold Inc.
c/o Audit Committee
Attn:  Chairperson
Suite 1201 - 1166 Alberni St.
Vancouver, BC CANADA  V6E 3Z3
Canadian Email Address: etgcanada@entreegold.com
USA Email Address: etgus@entreegold.com
Mongolia Email Address: etgmongolia@entreegold.com

3.	Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.
At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.	All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.